UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

São Paulo, August 11, 2016 – CPFL Energia S.A. (BM&FBOVESPA: CPFE3 and NYSE: CPL), announces its 2Q16 results. The financial and operational information herein, unless otherwise indicated, is presented on a consolidated basis and is in accordance with the applicable legislation. Comparisons are relative to 2Q15, unless otherwise stated.

CPFL ENERGIA ANNOUNCES ITS 2Q16 RESULTS

Indicators (R$ Million)	2Q16	2Q15	Var.	1H16	1H15	Var.
Sales within the Concession Area - GWh	13,903	14,191	-2.0%	28,050	29,305	-4.3%
Captive Market	10,122	10,079	0.4%	20,690	21,231	-2.5%
Free Client	3,780	4,112	-8.1%	7,359	8,074	-8.8%
Gross Operating Revenue(1)	6,887	8,768	-21.5%	14,168	16,173	-12.4%
Net Operating Revenue(1)	4,141	4,878	-15.1%	8,174	9,937	-17.7%
EBITDA (IFRS)(2)	902	692	30.2%	1,849	1,665	11.1%
Adjusted EBITDA(3)	901	834	8.0%	1,851	1,837	0.7%
Net Income (IFRS)	240	90	166.1%	473	233	103.2%
Adjusted Net Income(4)	261	221	18.0%	528	472	12.0%
Investments	504	382	31.9%	950	713	33.2%

Notes:

(1)   Disregard construction revenues;

(2)   EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result, depreciation/amortization, as CVM Instruction no. 527/12;

(3)   Adjusted EBITDA considers CPFL Energia stake in each of the generation assets and excludes the non-recurring effects and the exchange variation in Itaipu invoices;

(4)   Adjusted Net Income considers CPFL Energia stake in each of the generation assets and excludes the non-recurring effects.

2Q16 HIGHLIGHTS

•     Stability of the load in the concession area (-0.2%) – captive (+1.8%) and free client (-5.1%);

•     Contracted demand preserved at the same level: +0.5% Off Peak and +1.1% Peak (Jun-16 x Jun-15);

•     Decrease of 15.4% in adjusted Net Revenues and increase of 8.1% in adjusted EBITDA;

•     Tariff adjustment of RGE, in Jun-16, with an average effect of -7.51% to consumers;

•     Reduction of 77% in the balance of CVA - R$ 737 million in Mar-16 to R$ 170 million in Jun-16;

•     Investments of R$ 504 million;

•     Net debt of R$ 11.7 billion and leverage of 3.10x net debt/Ebitda;

•     Commercial start-up of 36 generation units in Campo dos Ventos and Sao Benedito wind complexes (75.6 MW) until Jul-16;

•     Announcement of the proposal of acquisition of Camargo Corrêa’s equity interest by State Grid for R$ 25.00/share - pending the due diligence process and Aneel and CADE approvals;

•     Announcement of the acquisition of AES Sul distribution company - pending Aneel and creditors approvals.

Conference Call with Simultaneous Translation into English
 (Bilingual Q&A)

•         Friday, August 12, 2016 – 11:00 a.m. (Brasília), 10:00 a.m. (ET)

(   Portuguese: 55-11-3193-1001 or 55-11-2820-4001 (Brazil)

(   English: 1-888-700-0802 (USA) and 1-786-924-6977 (Other Countries)

•         Webcast: www.cpfl.com.br/ir

Investor Relations Department 55-19-3756-6083 ri@cpfl.com.br www.cpfl.com.br/ir

INDEX

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1) MESSAGE FROM THE CEO

After a three-month transition period, I took over as CEO of CPFL Energia on July 1. During this period, I could confirm my perception of the excellent reputation that CPFL Energia enjoys in the market, its top-notch technical team, the robust corporate platform that supports the businesses and the balance in our workforce between the experience of veterans and the vigor of youth.

In this new cycle, our focus will be on making sure that processes and systems are increasingly simpler and more efficient in order to make our company more agile and lean so that we continue to face the challenges and seize the opportunities for growth and creating value for the Company.

Our 2Q16 results were marked by clarity in the financial statements, which did not bring any significant extraordinary items. In 2Q16, the Company reported managerial EBITDA of R$901 million (+8.0%), mainly due to the recovery of the Distribution segment, whose average load measured in the captive market increased by 1.8%. Demand contracted by high-voltage clients, which remunerates the distribution activity, increased slightly by 0.5% for off-peak hours and by 1.1% for peak hours. The renewable energies segment also contributed positively, reflecting the 20% increase in wind power generation compared to 2Q15 and the startup of new generation assets (SHP Mata Velha and part of the Campo dos Ventos wind power complex).

In the consolidated result, the reduction in the Company’s leverage, which reached 3.10 times net debt/EBITDA at the end of the quarter, reflected not only the improved results, but also the consistent monetization of regulatory assets (CVA) throughout 2016.

On June 16, we announced the acquisition of AES Sul, a Company that serves more than 1.3 million clients in 118 cities in the state of Rio Grande do Sul. The transaction, approved by Brazil's antitrust authority CADE on August 5 and the Extraordinary Shareholders Meeting held on August 9, still requires approval from the Brazilian Electricity Regulatory Agency (ANEEL) and the creditors of AES Sul. With this step, we have resumed the long-awaited process of consolidating the distribution segment, where scale and efficiency are fundamental for ensuring better services and lower tariffs to final consumers. Once the operation is concluded, CPFL Energia will enjoy a market share of over 14% of Brazil’s distribution segment, serving around 9 million clients through 9 concessionaires in the Southern and Southeastern regions of the country.

In the beginning of July, CPFL Energia was informed by Camargo Corrêa S.A. that the latter had received and accepted a proposal from the State Grid Corporation of China to acquire its interest in the controlling block of CPFL Energia (23% of the Company’s capital) for R$25.00 per share. Once the final agreement is signed (pending confirmatory due diligence), the period will start for other controlling shareholders of CPFL Energia to express their opinion regarding the following rights: (i) preference in acquiring all the shares covered by the transaction; or (ii) become a party to the transaction and sell, together with Camargo Corrêa, all their bound shares at the same price per share and under the same conditions offered by State Grid.

Both transactions reflect the new scenario in the electricity sector, now with prospects for attracting investments and growth opportunities for companies. This scenario favors the consolidation of the most fragmented segments - CPFL Energia took the first step in this direction with the acquisition of AES Sul and will continue to play a leading role in this new phase of development for Brazil’s electricity sector.

Andre Dorf

CEO of CPFL Energia

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2) ENERGY SALES

2.1) Sales within the Distributors’ Concession Area

In 2Q16, sales within the concession area, achieved by the distribution segment, totaled 13,903 GWh, a decrease of 2.0%.

Sales within the Concession Area - GWh
	2Q16	2Q15	Var.	1H16	1H15	Var.
Captive Market	10,122	10,079	0.4%	20,690	21,231	-2.5%
Free Client	3,780	4,112	-8.1%	7,359	8,074	-8.8%
Total	13,903	14,191	-2.0%	28,050	29,305	-4.3%

In 2Q16, the captive market sales totaled 10,122 GWh, an increase of 0.4%. Already the amount of energy in GWh, which corresponds to the consumption of free clients in the area of expertise of the distributors of the group, billed through the Use rate of the distribution system (Free Client), reached 3,780 GWh at 2Q16, a decrease of 8.1%. This reduction reflects the adverse macroeconomic scenario, resulting in a drop in industrial production.

Sales within the Concession Area - GWh
	2Q16	2Q15	Var.	1H16	1H15	Var.	Part.
Residential	4,003	3,840	4.2%	8,268	8,311	-0.5%	28.8%
Industrial	5,323	5,869	-9.3%	10,469	11,618	-9.9%	38.3%
Commercial	2,416	2,393	0.9%	5,001	5,121	-2.3%	17.4%
Others	2,161	2,089	3.5%	4,312	4,256	1.3%	15.5%
Total	13,903	14,191	-2.0%	28,050	29,305	-4.3%	100.0%

Note: The tables with sales within the concession area by distributor are attached to this report in item 11.13.

Noteworthy in 2Q16, in the concession area:

•         Residential and commercial segments (28.8% and 17.4% of total sales, respectively): increase of 4.2% and 0.9%, respectively. The positive performance in residential and commercial class reflects mainly the high temperature compared to what accrued to the 2Q15.

•         Industrial segment (38.3% of total sales): decrease of 9.3%, reflecting the slowdown in economic activity. It is noteworthy that a large customer of the steel business in the area of CPFL Piratininga has reduced consumption by 76.8%. This represents 4% of the 9.3% reduction. Among the Group's distributors, we highlight that CPFL Paulista recorded a fall of 5.7% (or 162 GWh) and CPFL Piratininga had a decrease of 17.4% (or 332 GWh) due to the performance of the large customer cited above.

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2.1.1) Sales by segment – Concession Area

2.1.2) Sales to the Captive Market

Sales to the Captive Market - GWh
	2Q16	2Q15	Var.	1H16	1H15	Var.
Residential	4,003	3,840	4.2%	8,268	8,311	-0.5%
Industrial	1,828	2,028	-9.8%	3,677	4,100	-10.3%
Commercial	2,177	2,168	0.4%	4,524	4,654	-2.8%
Others	2,115	2,044	3.5%	4,221	4,166	1.3%
Total	10,122	10,079	0.4%	20,690	21,231	-2.5%

Note: The tables with captive market sales by distributor are attached to this report in item 11.14.

Sales on the captive market were influence mainly by the good performance of the residential class with an increase of 4.2% and others with 3.5% increase, that is variations of temperatures recorded this quarter. Reduction of consumption in the industrial class, which, in turn, reflects the slowdown of economic activity, as explained earlier.

2.1.3) Free Clients

Free client - GWh
	2Q16	2Q15	Var.	1H16	1H15	Var.
Industrial	3,494	3,841	-9.0%	6,792	7,517	-9.6%
Commercial	239	226	5.9%	477	467	2.3%
Others	47	45	4.3%	90	90	0.5%
Total	3,780	4,112	-8.1%	7,359	8,074	-8.8%

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Free Client by Distributor - GWh
	2Q16	2Q15	Var.	1H16	1H15	Var.
CPFL Paulista	1,998	2,046	-2.3%	3,843	3,978	-3.4%
CPFL Piratininga	1,201	1,467	-18.1%	2,420	2,923	-17.2%
RGE	499	503	-0.9%	931	971	-4.1%
CPFL Santa Cruz	13	11	16.0%	25	23	9.0%
CPFL Jaguari	25	15	63.2%	52	34	50.2%
CPFL Mococa	7	7	7.1%	14	13	10.8%
CPFL Leste Paulista	14	13	12.1%	28	24	16.5%
CPFL Sul Paulista	23	50	-54.4%	45	108	-58.0%
Total	3,780	4,112	-8.1%	7,359	8,074	-8.8%

2.2) Contracted Demand in % (high voltage)

Contracted demand evolution | % compared to previous quarters

2.3) Generation Installed Capacity

As of June 30, 2016, the installed capacity of generation of CPFL Energia group, considering its stake in each of the projects, reached 3,215 MW, representing an expansion of 2.8% if compared to 2Q15. This increase is due to the commercial start-up of SHPP Mata Velha and 26 of 36 wind turbines of Complexes Campo do Ventos and São Benedito (12 wind turbines of Campo dos Ventos III, 6 wind turbines of Campo do Ventos I and 8 wind turbines of Campos dos Ventos V).

Generation Installed Capacity | MW

Note: Take into account CPFL Energia’s 51.61% stake in CPFL Renováveis

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3) INFORMATION ON INTEREST IN COMPANIES AND CRITERIA OF FINANCIAL STATEMENTS CONSOLIDATION

The interests directly or indirectly held by CPFL Energia in its subsidiaries and jointly-owned entities are described below. Except for: (i) the jointly-owned entities ENERCAN, BAESA, Foz do Chapecó and EPASA, that, as from January 1, 2013 (and for comparative purpose for the balances of 2012) are no longer proportionally consolidated in the Company’s financial statements, being their assets, liabilities and results accounted for using the equity method of accounting, and (ii) the investment in Investco S.A. recorded at cost by the subsidiary Paulista Lajeado, the other units are fully consolidated.

As of June 30, 2016 and 2015, the participation of non-controlling interests stated in the consolidated statements refers to the third-party interests in the subsidiaries CERAN, Paulista Lajeado and CPFL Renováveis.

Energy distribution	Company Type	Equity Interest	Location (State)	Number of municipalities	Approximate number of consumers (in thousands)	Concession term	End of the concession
Companhia Paulista de Força e Luz ("CPFL Paulista")	Publicly-quoted corporation	Direct 100%	Interior of São Paulo	234	4,267	30 years	November 2027
Companhia Piratininga de Força e Luz ("CPFL Piratininga")	Publicly-quoted corporation	Direct 100%	Interior and coast of São Paulo	27	1,684	30 years	October 2028
Rio Grande Energia S.A. ("RGE")	Publicly-quoted corporation	Direct 100%	Interior of Rio Grande do Sul	255	1,455	30 years	November 2027
Companhia Luz e Força Santa Cruz ("CPFL Santa Cruz")	Private corporation	Direct 100%	Interior of São Paulo and Paraná	27	208	30 years	July 2045
Companhia Leste Paulista de Energia ("CPFL Leste Paulista")	Private corporation	Direct 100%	Interior of São Paulo	7	57	30 years	July 2045
Companhia Jaguari de Energia ("CPFL Jaguari")	Private corporation	Direct 100%	Interior of São Paulo	2	40	30 years	July 2045
Companhia Sul Paulista de Energia ("CPFL Sul Paulista")	Private corporation	Direct 100%	Interior of São Paulo	5	84	30 years	July 2045
Companhia Luz e Força de Mococa ("CPFL Mococa")	Private corporation	Direct 100%	Interior of São Paulo and Minas Gerais	4	46	30 years	July 2045

Energy generation (conventional and renewable sources)	Company Type	Equity Interest	Location (State)	Number of plants / type of energy	Installed capacity
					Total	CPFL participation
CPFL Geração de Energia S.A. ("CPFL Geração")	Publicly-quoted corporation	Direct 100%	São Paulo and Goiás	1 Hydroelectric, 4 SHPPs (a) and 1 Thermal	715 MW	715 MW
CERAN - Companhia Energética Rio das Antas ("CERAN")	Private corporation	Indirect 65%	Rio Grande do Sul	3 Hydroelectric	360 MW	234 MW
Foz do Chapecó Energia S.A. ("Foz do Chapecó") (b)	Private corporation	Indirect 51%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	855 MW	436 MW
Campos Novos Energia S.A. ("ENERCAN")	Private corporation	Indirect 48.72%	Santa Catarina	1 Hydroelectric	880 MW	429 MW
BAESA - Energética Barra Grande S.A. ("BAESA")	Publicly-quoted corporation	Indirect 25.01%	Santa Catarina and Rio Grande do Sul	1 Hydroelectric	690 MW	173 MW
Centrais Elétricas da Paraíba S.A. ("EPASA")	Private corporation	Indirect 53.34%	Paraíba	2 Thermals	342 MW	182 MW
Paulista Lajeado Energia S.A. ("Paulista Lajeado")	Private corporation	Indirect 59.93% (c)	Tocantins	1 Hydroelectric	903 MW	63 MW
CPFL Energias Renováveis S.A. ("CPFL Renováveis")	Publicly-quoted corporation	Indirect 51.61%	See Chapter 11.4.2	See Chapter 11.4.2	See Chapter 11.4.2	See Chapter 11.4.2
CPFL Centrais Geradoras Ltda ("CPFL Centrais Geradoras")	Limited company	Direct 100%	São Paulo	6 MHPPs (d)	4 MW	4 MW

Notes:

a)      SHPP – Small Hydroelectric Power Plant;

b)      The joint venture Chapecoense fully consolidates the interim financial statements of its direct subsidiary, Foz de Chapecó;

c)      Paulista Lajeado has a 7% participation in the installed power of Investco S.A. (5.94% share of its capital).

d)      MHPP – Micro Hydroelectric Power Plant.

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Energy commercialization and services	Company Type	Core activity	Equity Interest
CPFL Comercialização Brasil S.A. ("CPFL Brasil")	Private corporation	Energy commercialization	Direct 100%
Clion Assessoria e Comercialização de Energia Elétrica Ltda. ("CPFL Meridional")	Limited company	Commercialization and provision of energy services	Indirect 100%
CPFL Comercialização Cone Sul S.A. ("CPFL Cone Sul")	Private corporation	Energy commercialization	Indirect 100%
CPFL Planalto Ltda. ("CPFL Planalto")	Limited company	Energy commercialization	Direct 100%
CPFL Brasil Varejista S.A. ("CPFL Brasil Varejista")	Private corporation	Energy commercialization	Indirect 100%
CPFL Serviços, Equipamentos, Industria e Comércio S.A. ("CPFL Serviços")	Private corporation	Manufacturing, commercialization, rental and maintenance of electro-mechanical equipment and service provision	Direct 100%
NECT Serviços Administrativos Ltda ("Nect")	Limited company	Provision of administrative services	Direct 100%
CPFL Atende Centro de Contatos e Atendimento Ltda. ("CPFL Atende")	Limited company	Provision of telephone answering services	Direct 100%
CPFL Total Serviços Administrativos Ltda. ("CPFL Total")	Limited company	Billing and collection services	Direct 100%
CPFL Telecom S.A ("CPFL Telecom")	Private corporation	Telecommunication services	Direct 100%
CPFL Transmissão Piracicaba S.A ("CPFL Transmissão Piracicaba")	Private corporation	Electric energy transmission services	Indirect 100%
CPFL Eficiência Energética S.A ("CPFL ESCO")	Private corporation	Management in Energy Efficiency	Direct 100%
CPFL Transmissora Morro Agudo S.A ("CPFL Transmissão Morro Agudo") (e)	Private corporation	Electric energy transmission services	Direct 100%
TI Nect Serviços de Informática Ltda. ("Authi") (f)	Limited company	IT services	Direct 100%
CPFL GD S.A ("CPFL GD") (g)	Private corporation	Electric energy generation services	Indirect 100%

Other	Company Type	Core activity	Equity Interest
CPFL Jaguariúna Participações Ltda. ("CPFL Jaguariúna")	Limited company	Venture capital company	Direct 100%
CPFL Jaguari de Geração de Energia Ltda. ("Jaguari Geração")	Limited company	Venture capital company	Direct 100%
Chapecoense Geração S.A. ("Chapecoense")	Private corporation	Venture capital company	Indirect 51%
Sul Geradora Participações S.A. ("Sul Geradora")	Private corporation	Venture capital company	Indirect 99.95%

e)      The incorporation of CPFL Transmissora Morro Agudo S.A., subsidiary of CPFL Geração, was approved in January 2015, with the objective of building and operating electric energy transmission concessions, including construction, implementation, operation and maintenance of transmission facilities of the basic network of the Interlinked National System.

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f)      In September, 2014 the direct subsidiary TI Nect Serviços de Informática Ltda. (“Authi”), was set up with the objective of providing informatics, information technology maintenance, system update, program development and customization and computer and peripheral equipment maintenance services.

g)      The main objective of CPFL GD S.A., incorporated in August 2015 and fully controlled by CPFL Eficiência Energética S.A., is the provision of general consultancy services in the electric energy market and commercialization of assets related to the electric energy generation plants.

3.1) Consolidation of CPFL Renováveis Financial Statements

On June 30, 2016, CPFL Energia indirectly held 51.61% of CPFL Renováveis, through its subsidiary CPFL Geração.

CPFL Renováveis has been fully consolidated (100%, line by line), in CPFL Energia’s financial statements since August 1, 2011, and the interest held by the non-controlling shareholders has been mentioned bellow the net income line (in the Financial Statements), as “Non-Controlling Shareholders’ Interest”, and in the Shareholders Equity (in the Balance Sheet) in the line with the same name.

3.2) Presentation of adjusted figures

Since the 1Q14, the presentation of adjusted figures considers similar holdings in each of the assets in which CPFL Energia has a stake. Therefore, the result of adjusted figures already excludes non-controlling shareholders’ interests.

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4) ECONOMIC-FINANCIAL PERFORMANCE

Consolidated Income Statement - CPFL ENERGIA (IFRS - R$ Million)
	2Q16	2Q15	Var.	1H16	1H15	Var.
Gross Operating Revenue[2]	6,887	8,768	-21.5%	14,168	16,173	-12.4%
Net Operating Revenue[2]	4,141	4,878	-15.1%	8,174	9,937	-17.7%
Cost of Electric Power	(2,665)	(3,612)	-26.2%	(5,193)	(7,210)	-28.0%
Operating Costs & Expenses	(1,231)	(1,247)	-1.3%	(2,376)	(2,299)	3.4%
EBIT	521	304	71.6%	1,097	944	16.1%
EBITDA[3]	902	692	30.2%	1,849	1,665	11.1%
Financial Income (Expense)	(199)	(187)	6.7%	(431)	(553)	-22.1%
Income Before Taxes	390	181	115.5%	798	472	68.9%
Net Income	240	90	166.1%	473	233	103.2%

Consolidated Income Statement - CPFL ENERGIA (Adjusted - R$ Million)[1]
	2Q16	2Q15	Var.	1H16	1H15	Var.
Gross Operating Revenue[2]	6,831	8,726	-21.7%	14,065	15,988	-12.0%
Net Operating Revenue[2]	4,089	4,834	-15.4%	8,074	9,788	-17.5%
Cost of Electric Power	(2,522)	(3,370)	-25.2%	(4,922)	(6,727)	-26.8%
Operating Costs & Expenses	(1,213)	(1,202)	1.0%	(2,337)	(2,307)	1.3%
EBIT	628	546	15.0%	1,307	1,269	3.0%
EBITDA[3]	901	834	8.1%	1,851	1,836	0.8%
Financial Income (Expense)	(198)	(186)	6.0%	(415)	(471)	-11.9%
Income Before Taxes	430	360	19.6%	892	799	11.7%
Net Income	261	221	18.4%	528	471	12.2%

Notes:

(1)    Adjusted figures take into account CPFL’s equivalent stake in each generation project and disregard non-recurring effects. Details about the adjustments in the Adjusted EBITDA and in the Adjusted Net Income are in items 4.5 and 4.7 of this report;

(2)    Disregard Construction Revenue, in the amount of R$ 275 million in 2Q16, R$ 285 million in 2Q15, R$ 492 million in 1H16 and R$ 516 million in 1H15;

(3)    EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, according to CVM Instruction no. 527/12.

4.1) Sectoral Financial Assets and Liabilities

On November 25, 2014, through Dispatch no. 4,621, Aneel approved the amendment to concession agreements of distribution companies, in order to include a specific clause guaranteeing that the balance remaining of any insufficient payment or reimbursement of tariff due to termination of the concession, for any reason, will be indemnified.

After this change, the Securities and Exchange Commission of Brazil (CVM) approved, on December 9, 2014, through Resolution no. 732, the recognition of assets and liabilities that were previously called “regulatory assets and liabilities” in the financial statements of distribution companies, which are now called “sectorial financial assets and liabilities”.

In 2Q16, it was accounted the total sectoral financial liabilities in the amount of R$ 462 million, compared to the total sectoral financial assets in the amount of R$ 896 million in 2Q15, a variation of R$ 1,358 million. On June 30, 2016, the balance of these sectoral financial assets and liabilities was positive in R$ 130 million (R$ 170 million, excluding the special obligations recorded as the methodology of the 4th Periodical Tariff Review Cycle), compared to a positive balance of R$ 707 million (R$ 737 million, excluding the special obligations recorded as the methodology of the 4th Periodical Tariff Review Cycle) on March 31, 2016.

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4.2) Operating Revenue

Disregarding the revenue from the construction of concession infrastructure, gross operating revenue (IFRS) reached R$ 6,887 million in 2Q16, representing a reduction of 21.5% (R$ 1,881 million). The adjusted gross operating revenue was of R$ 6,831 million in 2Q16, a reduction of 21.7% (R$ 1,894 million).

Net operating revenue (IFRS, disregarding the revenue from the construction of concession infrastructure) reached R$ 4,141 million in 2Q16, registering a reduction of 15.1% (R$ 736 million). The adjusted net operating revenue, disregarding the revenue from the construction of concession infrastructure, amounted to R$ 4,089 million in 2Q16, a reduction of 15.4% (R$ 745 million).

The increase in net operating revenue, already considering revenue eliminations, was mainly caused by the following factors:

•       Reduction of revenues in the Distribution segment, in the amount of R$ 779 million (for more details, see item 10.1.1.2);

•       Reduction of revenues in the Conventional Generation segment, in the amount of R$ 40 million;

Partially offset by:

•       Increase of revenues in the Commercialization and Services segment, in the amount of R$ 50 million;

•       Increase of revenues in CPFL Renováveis, in the amount of R$ 24 million.

4.3) Cost of Electric Energy

The cost of electric energy (IFRS), comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 2,665 million in 2Q16, registering a reduction of 26.2% (R$ 947 million). The adjusted cost of electric energy was R$ 2,522 million in 2Q16, a reduction of 25.2% (R$ 848 million).

The factors that explain these variations follow below:

•       The cost of electric power purchased for resale (IFRS) in 2Q16 reached R$ 2,314 million, a reduction of 30.1% (R$ 998 million), mainly due to the following non-recurring events:

✓ GSF (Generation Scale Factor), in the amount of R$ 140 million in 2Q15;

✓ Effect of the strategy put in place for the seasonality of physical guarantee, totaling R$ 61 million in 2Q15 (R$ 60 million in the Conventional Generation segment and R$ 1 million in CPFL Renováveis); the total effect of the strategy put in place for the seasonality of physical guarantee was of R$ 63 million in 2Q15 (R$ 60 million in the Conventional Generation segment and R$ 3 million in CPFL Renováveis), considering that the difference of R$ 2 million of CPFL Renováveis was considered in the Operating Revenue;

✓ CPFL Renováveis’ energy purchase for SHPPs, totaling R$ 1 million in 2Q15.

Note: after the GSF renegotiation in 4Q15, the Company has considered the remaining GSF as a recurring effect, and has considered the effects of the strategy put in place for the seasonality of physical guarantee of 2015 as a non-recurring effect, since the effects of seasonality are significantly reduced after the renegotiation of the GSF.

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GSF and Seasonality Effect (Adjusted - R$ Million)
	2Q16 (*)	1Q16 (*)	2015	4Q15	3Q15	2Q15	2Q15
GSF
Conventional Generation	(7)	(10)	(320)	(23)	(48)	(122)	(127)
CPFL Renováveis	(1)	(1)	(54)	(3)	(5)	(18)	(27)
Total	(8)	(12)	(374)	(26)	(53)	(140)	(154)

Seasonality Effect
Conventional Generation	-	-	89	(29)	(7)	60	65
CPFL Renováveis	-	-	4	(3)	(2)	3	7
Total	-	-	93	(32)	(9)	63	72

Note: (*) As from 2016, both the GSF and the seasonality effect will be treated as recurring items, being part of the business.

In the adjusted figures, that disregard these effects, the cost of electric power purchased for resale in 2Q16 was R$ 2,165 million, representing a reduction of 29.4% (R$ 900 million). The decrease mainly reflects the variations below:

               (i)       Reduction in the amount of energy purchased in the spot market/PROINFA cost (R$ 65 million), excluding the GSF and the effect of the strategy put in place for the seasonality of physical guarantee (non-recurring effects), due to lower spot prices (in SE/CW, R$ 62.22/MWh in 2Q16 vs. R$ 382.82/MWh in 2Q15; in South, R$ 60.15/MWh in 2Q16 vs. R$ 382.82/MWh in 2Q15);

              (ii)       Reduction of 29.8% (R$ 763 million) in the cost of energy purchased through auction in the regulated environment and bilateral contracts, due to the reduction of 34.1% in the average purchase price (R$ 167.96/MWh in 2Q16 vs. R$ 254.85/MWh in 2Q15), partially offset by the increase of 6.6% (664 GWh) in the volume of purchased energy;

             (iii)       Reduction of 24.3% (R$ 162 million) in the cost of energy from Itaipu, due to the reductions of 23.6% in the average purchase price (R$ 199.16/MWh in 2Q16 vs. R$ 260.83/MWh in 2Q15) and of 0.8% (21 GWh) in the volume of purchased energy;

Partially offset by:

             (iv)       Reduction of 29.2% (R$ 90 million) in PIS and COFINS tax credits (cost reducer), generated from the energy purchase.

•         Charges for the use of the transmission and distribution system (IFRS) reached R$ 351 million in 2Q16, an increase of 16.9% (R$ 51 million). In adjusted figures, that take into account the proportionate consolidation of generation assets, sector charges reached R$ 357 million in 2Q16, an increase of 16.8% (R$ 51 million), due to the following factors:

               (i)       Expense of R$ 71 million in Reserve Energy Charge – EER, paid in 2Q16 and not observed in 2Q15;

              (ii)       Increase of R$ 11 million in Itaipu transmission charges and charges for connection and usage of the distribution system;

Partially offset by:

             (iii)       Reduction of 9.4% (R$ 21 million) in basic network charges;

             (iv)       Reduction of 5.7% (R$ 4 million) in the system service usage charges – ESS, due to the spot price (PLD) reduction;

              (v)       Increase of 16.7% (R$ 5 million) in PIS and COFINS tax credits (cost reducer), generated from the charges.

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4.4) Operating Costs and Expenses

Operating costs and expenses (IFRS) were R$ 1,231 million in 2Q16, a decrease of 1.3% (R$ 17 million) if compared to 2Q15, R$ 1,247 million. Adjusted operating costs and expenses were R$ 1,213 million in 2Q16, an increase of 1.0% (R$ 12 million), if compared to 2Q15, R$ 1,202 million, due to the following factors:

  (i)       The adjusted PMSO item, that reached R$ 652 million in 2Q16, compared to R$ 614 million in 2Q15, registering an increase of 6.2% (R$ 38 million);

The table below lists the main variation in PMSO:

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MANAGERIAL ADJUSTMENTS ON PMSO, FOR COMPARISON PURPOSES (in millions of Reais)
	2Q16	2Q15	Variation
			R$ MM	%
Reported PMSO (IFRS)
Personnel	(267.2)	(236.4)	(30.8)	13.0%
Material	(39.3)	(34.9)	(4.3)	12.4%
Outsourced Services	(157.6)	(134.2)	(23.4)	17.5%
Other Operating Costs/Expenses	(166.2)	(216.5)	50.3	(23.2%)
Allowance for doubtful accounts	(49.8)	(41.2)	(8.6)	20.9%
Legal, judicial and indemnities expenses	(49.6)	(120.0)	70.4	(58.7%)
GSF risk premium	(4.6)	-	(4.6)	-
Others	(62.2)	(55.4)	(6.9)	12.4%
Reported PMSO (IFRS) - (A)	(630.3)	(622.0)	(8.2)	1.3%
Proportional Consolidation + Regulatory Assets&Liabilities
Personnel	6.8	5.4
Material	(32.5)	(64.0)
Outsourced Services	13.4	11.5
Other Operating Costs/Expenses	(6.0)	(0.1)
Allowance for doubtful accounts	0.1	(0.0)	0.1	-
Legal, judicial and indemnities expenses	0.6	(5.4)	6.0	-
GSF risk premium	(3.1)	-	(3.1)	-
Others	(3.5)	5.3	(8.8)	-
Total Proportional Consolidation + Regulatory Assets&Liabilities - (B)	(18.3)	(47.1)	28.8	(61.1%)
Non-recurring effects
Contingencies/legal expenses (Other Operating Costs/Expenses)	-	(49.8)	49.8
Provision for loss property - Biopedra TPP (Other Operating Costs/Expenses)	-	(5.7)	5.7
(=) Total Non-recurring effects - (C)	-	(55.5)	55.5	-
Adjusted PMSO
Personnel	(260.4)	(231.0)	(29.4)	12.7%
Material	(71.8)	(98.9)	27.1	(27.4%)
Outsourced Services	(144.2)	(122.6)	(21.6)	17.6%
Other Operating Costs/Expenses	(175.4)	(161.1)	(14.2)	8.8%
Allowance for doubtful accounts	(49.7)	(41.2)	(8.5)	20.7%
Legal, judicial and indemnities expenses	(49.0)	(75.6)	26.5	(35.1%)
GSF risk premium	(7.7)	-	(7.7)	-
Others	(68.9)	(44.4)	(24.5)	55.2%
Total adjusted PMSO - (D) = (A) + (B) + (C)	(651.7)	(613.7)	(38.1)	6.2%

This variation is explained mainly by the following aspects:

✓  Personnel expenses, that recorded an increase of 12.7% (R$ 29 million), mainly due to:

•         collective bargaining agreement – wages and benefits (R$ 15 million);

•         increase in the Services segment business, due to  business expansion of CPFL Serviços, CPFL Atende, Nect and CPFL Eficiencia (R$ 9 million);

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•         other effects (R$ 5 million)

✓  Out-sourced services expenses, which registered an increase of 17.6% (R$ 22 million), mainly due to increase in the expenses with the maintenance of the power grid, machinery and equipment (R$ 12 million), collection actions (R$ 5 million) and in the  Services segment business (R$ 3 million), due to  business expansion of CPFL Serviços, CPFL Atende, Nect and CPFL Eficiência;

✓  Other operational costs/expenses, that registered an increase of 8.8% (R$ 14 million), mainly due to:

•         increase of 20.7% in allowance for doubtful accounts (R$ 9 million), due to deterioration of the macroeconomic scenario and tariff adjustments that occurred in 2015;

•         Hydrologic risk premium amortization – GSF in the Generation segment business (Conventional/Renewables) (R$ 8 million)

•         increase of 136.2% in operating fines (DIC, FIC, DMIC and DICRI) in the Distribution segment (R$ 6 million);

•         increase of 64.5% in assets disposal (R$ 5 million);

•         increase of 47.0% in CFURH – Financial Compensation for use of the water (R$ 4 million)

•         increase of 12.7% in collection fees expenses (R$ 2 million);

•         increase of 18.9% in leases and rentals expenses (R$ 2 million);

•         others effects (R$ 5 million)

Partially offset by:

•         decrease of 35.1% of legal and court expenses (R$ 27 million).

Partially offset by:

✓  Decrease of 27.4% in Material (R$ 27 million), mainly explained by

•         In the Conventional Generation segment business, additional material expenses related to the oil acquisition by Epasa (Termonordeste TPP and Termoparaíba TPP), that reduced R$ 36 million in Conventional Generation. The average Unit Variable Cost (CVU) this thermal plant decreased of R$ 426.75/MWh to R$ 272.36/MWh when comparing the same quarters of each year.

Partially offset by:

•         In the Distribution segment business, that increased R$ 6 million, mainly due to replacement of the line and grid, machinery and equipment and buildings conservation and maintenance (R$ 3 million);

•         increase in Services segment business (R$ 2 million); due to business expansion

 (ii)       Depreciation and Amortization, which represented an increase of 2.7% (R$ 6 million), are mainly explained by (i) the increase in the Distribution segment business (R$ 3 million) in amortization of intangible distribution infrastructure asset, mainly due to additions to the intangible assets base in the period and (ii) CPFL Renováveis (R$ 3 million) due to depreciation of the projects that started operations in this period.

Partially offset by:

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 (iii)       Decrease of 31.2% in Intangible of Concession Amortization (R$ 20 million), due to:

✓  decrease in the Intangible of Concession balance accounted in the holding company CPFL Energia, due to the renewal of the concessions of the subsidiaries CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari e CPFL Mococa (R$ 10 million);

✓  change in accounting practice, due to until December 31, 2015, the intangible assets acquired of Distribution companies and Generation companies, which registered in the CPFL Energia holding and in the CPFL Geração (parent company) were amortized on a straight-line basis or based on the net projected profit curve of the concessionaries, as applicable. As of January 1, 2016, the Company will amortize the intangible assets acquired on a straight-line basis, in all cases (R$ 8 million) and;

✓  Others effects (R$ 2 million)

(iv)       Decrease of 3.5% (R$ 10 million) in the cost of building the infrastructure of the concession. This item, which reached R$ 217 million in 2Q16, has its counterpart in the “operating revenue”;

 (v)       Decrease of 14.9% in the Private Pension Fund expenses (R$ 2 million).

4.5) EBITDA

In 2Q16, IFRS EBITDA reached R$ 902 million, registering an increase of 30.2% (R$ 209 million). Adjusted EBITDA in 2Q16 totaled R$ 901 million, compared to R$ 834 million in 2Q15, an increase of 8.1% (R$ 68 million).

EBITDA conciliation - IFRS x Adjusted (R$ million)
	2Q16	2Q15	Var.
EBITDA - IFRS (A)	902	692	30.2%
(+) Proportional Consolidation of Generation (B)	(29)	(6)
Conventional Generation	74	70
CPFL Renováveis	(102)	(75)
(+) Itaipu Foreign Exchange Variation (C) (*)	28	13
(+) Non-recurring effects (D)	-	133
GSF and Energy Purchase (CPFL Geração and CPFL Renováveis)	-	141
Seasonality Effect (CPFL Geração and CPFL Renováveis)	-	(63)
Labor contingencies	-	50
Provision for asset write-off (Bio Pedra TPP)	-	6
Adjusted EBITDA (A + B + C + D)	901	834	8.1%

Note: (*) In order to better reflect the actual operating cash generation of the distribution segment, we adjust Itaipu foreign exchange variation in the adjusted EBITDA. This effect has its counterpart in the Financial Result, with no effect on Net Income.

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4.6) Financial Result

In 2Q16, net financial expense (IFRS) was of R$ 199 million, an increase of 6.7% (R$ 13 million) compared to the net financial expense of R$ 187 million reported in 2Q15. The adjusted net financial expense, considering the proportional consolidation in the segments of conventional and renewable generation, and excluding the effect of the exchange variation in Itaipu’s invoices (negative in R$ 28 million in 2Q16 and in R$ 13 million in 2Q15), was of R$ 198 million, an increase of 6.0% (R$ 11 million).

Financial Result (IFRS - R$ Million)
	2Q16	2Q15	Var.
Financial Revenues	402	329	21.9%
Financial Expenses	(601)	(516)	16.4%
Financial Result	(199)	(187)	6.7%

Financial Result (Adjusted - R$ Million)
	2Q16	2Q15	Var.
Revenues
Income from Financial Investments	159	90	76.1%
Additions and Late Payment Fines	59	52	13.6%
Fiscal Credits Update	15	5	179.0%
Judicial Deposits Update	9	20	-53.9%
Monetary and Foreign Exchange Updates	47	11	342.4%
Adjustment of Expected Cash Flow	68	78	-13.2%
Discount on Purchase of ICMS Credit	5	3	61.3%
Sectoral Financial Assets Update	7	34	-77.7%
PIS and COFINS over Interest on Own Capital	(1)	(6)	-80.4%
Others	23	14	64.0%
Total	392	302	29.9%

Expenses
Debt Charges	(388)	(372)	4.5%
Monetary and Foreign Exchange Updates	(144)	(69)	108.3%
(-) Capitalized Interest	12	5	133.2%
Sectoral Financial Liabilities Update (*)	(14)	2	-958.7%
Use of Public Asset	(15)	(19)	-24.9%
Others	(41)	(35)	16.8%
Total	(589)	(488)	20.8%

Financial Result	(198)	(186)	6.0%

Note: (*) The effect of Itaipu foreign exchange variation was negative in R$ 28 million in 2Q16 and in R$ 13 million in 2Q15.

The items explaining these variations in adjusted Financial Result are as follows:

•         Financial Revenues: in IFRS, an increase of 21.9% (R$ 72 million), from R$ 329 million in 2Q15 to R$ 402 million in 2Q16. In the adjusted figures, considering the proportional consolidation in the segments of conventional and renewable generation, and excluding the effect of the exchange variation in Itaipu’s invoices (negative in R$ 11 million in 2Q15), an increase of 29.9% (R$ 90 million), from R$ 302 million in 2Q15 to R$ 392 million in 2Q16 mainly due to the following factors:

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(i)            Increase of 76.1% (R$ 69 million) in the income from financial investments, due to the increases in the average balance of investments and in the average CDI interbank rate;

(ii)           Increase of 342.4% (R$ 37 million) in the monetary and foreign exchange updates, due to: (a) the gain of R$ 32 million with the zero-cost collar derivative1; (b) the increase of R$ 4 million in revenues from fines, interest and monetary adjustment relating to installment payments made by consumers; (c) other monetary and foreign exchange updates (R$ 4 million); partially offset by (d) the increase of R$ 3 million in the update of the balance of tariff subsidies, as determined by ANEEL;

(iii)          Increase of 179.0% (R$ 10 million) in fiscal credits update;

(iv)          Increase of 13.6% (R$ 7 million) in additions and late payment fines;

(v)           PIS and COFINS over Interest on Own Capital (R$ 5 million).

(vi)          Increase of R$ 11 million in other financial revenues;

Partially offset by:

(vii)         Reduction of 77.7% (R$ 26 million) in the sectoral financial assets update;

(viii)        Reduction of 53.9% (R$ 11 million) in judicial deposits update;

(ix)          Reduction of 13.2% (R$ 10 million) in the adjustment of expected cash flow (monetary update of concession’s financial asset), due to: (a) the lower inflation, with a 0.49% fall in the index (IGP-M index of 2.31% in 2Q15 vs. IPCA index of 1.82% in 2Q16)2; and (b) the reduction in concession’s financial asset observed in the distributors which have gone through the concession renewal process at the end of 2015 (CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari and CPFL Mococa)3.

•         Financial Expenses: in IFRS, an increase of 16.4% (R$ 85 million), from R$ 516 million in 2Q15 to R$ 601 million in 2Q16. In adjusted figures, considering the proportional consolidation in the segments of conventional and renewable generation, and excluding the effect of the exchange variation in Itaipu’s invoices (negative in R$ 28 million in 2Q16 and in R$ 2 million in 2Q15), an increase of 20.8% (R$ 101 million), from R$ 488 million in 2Q15 to R$ 589 million in 2Q16, mainly due to the following factors:

(i)            Increase of 108.3% (R$ 75 million) in the monetary and foreign exchange updates, due to: (a) the increase of debt charges in foreign currency, with swap to CDI interbank rate (R$ 81 million); partially offset by (b) the mark-to-market positive effect for financial operations under Law 4,131 – non-cash effect (R$ 6 million);

(ii)           Increase of 4.5% (R$ 17 million) of debt charges in local currency, reflecting the increase in the average cost of debt;

1 In 2015, subsidiary CPFL Geração contracted US$ denominated put and call options, involving the same financial institution as counterpart, and which on a combined basis are characterized as an operation usually known as zero-cost collar. The contracting of this operation does not involve any kind of speculation, inasmuch as it is aimed at minimizing any negative impacts on future revenues of the joint venture ENERCAN, which has electric energy sale agreements with annual restatement of part of the tariff based on the variation in the US$. In addition, according to Management’s view, the scenario was favorable for contracting this type of financial instrument, considering the high volatility implicit in dollar options and the fact that there was no initial cost for same.

2 In November 2015, through the Resolution (REN) n. 686/2015, ANEEL approved changes in the PRORET (Tariff Regulation Procedures), sub-module 2.3, including the replacement of the IGP-M inflation index by the IPCA inflation index to update the regulatory asset base.

3 In order to calculate the split between the intangible asset and concession’s financial asset, it uses the useful life of assets. The portion of the useful life that occur by the end of the concession is classified as an intangible asset and the residual value is classified as concession’s financial asset, referring to the compensation that the distributor will receive when the assets are reversed to the Grantor.

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(iii)          Sectoral financial liabilities update (R$ 16 million);

Partially offset by:

(iv)          Reduction of 24.9% (R$ 5 million) in the financial expenses with the Use of Public Asset (UBP);

(v)           Reduction of R$ 1 million in other financial expenses.

4.7) Net Income

In 2Q16, net income (IFRS) was R$ 240 million, registering an increase of 166.1% (R$ 150 million). Adjusted net income in 2Q16 totaled R$ 261 million, compared to R$ 221 million in 2Q15, an increase of 18.4% (R$ 41 million).

Net Income conciliation - IFRS x Adjusted (R$ million)
	2Q16	2Q15	Var.
Net Income - IFRS (A)	240	90	166.1%
(+) Proportional Consolidation of Generation (B)	21	35
Conventional Generation	(9)	(10)
CPFL Renováveis	30	45
(+) Non-recurring effects (C)	-	95
GSF and Energy Purchase (CPFL Geração and CPFL Renováveis)	-	99
Seasonality Effect (CPFL Geração and CPFL Renováveis)	-	(42)
Labor contingencies	-	33
Provision for asset write-off (Bio Pedra TPP)	-	6
Adjusted Net Income (A + B + C)	261	221	18.4%

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5) DEBT

5.1) Debt (IFRS)

1)     Do not consider mark-to-market effects and borrowing costs.

Indexation after Hedge1 – 2Q15 vs. 2Q16

1) For debt linked to foreign currency (32% of total in 2Q16), swaps are contracted, which convert indexing for CDI;

Net Debt and Leverage in IFRS

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5.2) Debt (Pro forma)

5.2.1) Debt Evolution in Pro forma criteria (R$ Billion)

In June 30, 2016, financial debt in Pro forma criteria was R$ 17,158 million, an increase of 1.2% in comparison to the same period last year. Find below the debt profile during the last twelve months:

1) Considering mark-to-market effect, borrowing costs and accounting adjustments

Find below CPFL Energia’s financial debt by segment and company, and the debt profile during the last twelve months:

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5.2.2) Debt Amortization Schedule in Pro forma Criteria

CPFL Energia has always adopted a solid and conservative financial policy. Thus, the Company has used since 2011, a prefunding strategy, in other words, forecasts the cash needs for the next 24 months and anticipates market access on more favorable terms of liquidity and cost. Thus, at the beginning of 2015, CPFL Energia started working in 2016 and 2017 prefunding.

Debt Amortization Schedule in Pro forma criteria (Jun-16)1

1) Considers only the principal debt, including hedge and excluding accrued interests (R$ 462 million in 2Q16);

2) Twelve months (Jul-16 to Jun-17);

The cash position at the end of 2Q16 has coverage ratio of 2.29x the amortizations of the next 12 months, enough to honor all amortization commitments until around the beginning of 2018. The average amortization term, calculated by this schedule, is 3.48 years.

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5.2.3) Indexation and Debt Cost in Pro forma criteria

Indexation1 After Hedge2 Pro forma criteria – 2Q15 vs. 2Q16

1) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA;

2) For debt linked to foreign currency (36% of total), swaps are contracted, which convert the indexation to CDI. The debt amount indexed in Interbank Rate (CDI) increased from 70.6% to 72.3%, mainly due to the R$ 708 million borrowed through a syndicated loan by 4,131 Brazilian Law in May 2016.

Gross Debt Cost1 in Pro forma criteria – LTM

1) Adjusted by the proportional consolidation since 2012; Financial debt (+) private pension fund (-) hedge.

5.3) Net Debt and Leverage (Covenant criteria)

In 2Q16, Net Debt Pro forma totaled R$ 11,658 million, a decrease of 15.4% compared to net debt position at the end of 2Q15 in the amount of R$ 13,774 million.

1) Considering proportional consolidation of CPFL Renováveis, CERAN, BAESA, ENERCAN, Foz do Chapecó and EPASA;

2) Adjusted EBITDA in the covenants criteria: adjusted according to equivalent participation of CPFL Energia in each of its subsidiaries, with the inclusion of regulatory assets and liabilities and the historical EBITDA of newly acquired projects.

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In line with the criteria for calculation of financial covenants of loan agreements with financial institutions, net debt is adjusted according to the equivalent participation of CPFL Energia in each of its subsidiaries. Also, include in the calculation of adjusted EBITDA the effects of historic EBITDA of newly acquired projects. Considering that, adjusted net debt totaled R$ 11,658 million and adjusted EBITDA reached R$ 3,764 million, the adjusted Net Debt / adjusted EBITDA at the end of 2Q16 reached 3.10x.

5.4) Ratings

On March 2016, Fitch Ratings affirmed the AA (bra) ratings of CPFL Energia and its subsidiaries. However, the agency changed the outlook from stable to negative. Despite of the Brazilian Sovereign downgrade in May by the agency, the ratings of CPFL Energia were maintained.

At beginning of July, CPFL Energia informed the markets that Camargo Correa S.A., its biggest shareholder, had received a letter agreement from state-owned Chinese company State Grid to acquire its shares. The rating agencies had evaluated the letter agreement as positive, given the credit quality of the Chinese company, but there has had any immediate impacts on corporate and issuances ratings of CPFL Energia. The following table shows the ratings and the outlooks assigned by the agencies.

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6) INVESTMENTS

6.1)  Capital Expenditures

Investiments (IFRS - R$ Million)
Segment	2Q16	2Q15	Var.	1H16	1H15	Var.
Distribution	221	246	-10.0%	429	421	2.0%
Generation - Conventional	1	1	43.2%	4	1	165.6%
Generation - Renewable[1]	260	129	101.6%	487	276	76.7%
Commercialization	1	0	194.1%	2	1	190.0%
Services and Others[2]	21	7	220.0%	28	14	94.8%
Total	504	382	31.9%	950	713	33.2%
Transmission	12	10	19.6%	16	26	-39.0%
Special Obligations	66	52	26.7%	110	87	26.9%

Notes:

1) The difference of R$ 5 million negative in the 2Q16 and R$ 3 million positive in 1H16 is listed at the line “Non-  cash transactions and other information” from CPFL Renováveis ITR (Note 30);

2) Others – all type of investment that is not included on the segments listed above.

In 2Q16, R$ 504 million were invested in business maintenance and expansion, 31.9% higher than 2Q15. In addition, we invested R$ 12 million in the quarter in the construction of CPFL Transmissão’s transmission lines and, according to the requirements of IFRIC 12, it was recorded as “Financial Asset of Concession” in non-current assets. CPFL Energia also booked R$ 66 million in Special Obligations in the quarter among other items financed by the consumer.

Listed below are some of the main investments made by CPFL Energia in 2Q16, in each segment:

    (i)        DisCos:

a.    Strengthening and expansion the electric system;

b.    Electricity system maintenance and improvements;

c.    Operational infrastructure;

d.    Upgrade of management and operational support systems;

e.    Customer help services;

f.      Research and development programs.

        (ii)   GenCos:

a.    Campo dos Ventos II Wind Complex;

b.    São Benedito Wind Complex;

c.    Pedra Cheirosa Wind Complex;

d.    Mata Velha SHPP.

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6.2)  Projected Capital Expenditures

In December 2015, the Board of Executive Officers' proposal for the 2016 Annual Budget and the 2017/2020 Multiannual Plan for CPFL Energia and its subsidiaries, which was previously discussed by the Budget and Corporate Finance Commission.

Projected Capital Expenditures in R$ thousand

Distribution:
R$ 7,033 million
Generation:
R$ 2,092 million (IFRS)
R$ 1,130 million (Pro-forma)
Commercialization and Services
R$ 541 million
IFRS
1,427
59
500
868
2,813
119
1,516
1,178
1,911
95
426
1,390
1,640
88
90
1,462
1,648
104
32
1,512
1,654
135
28
1,491
Pro-forma
1,200
59
273
868
2,095
119
798
1,178
1,719
95
234
1,390
1,604
88
54
1,462
1,639
104
23
1,512
1,647
135
21
1,491
2015 current (cash flow)
2016
2017
2018
2019
2020

Notes:

(i) Constant currency;

(ii) Disregard investments in Special Obligations on Distribution segment (among other items financed by consumers);

(iii) IFRS – Considers 100% on CPFL Renováveis and Ceran; Pro forma – Considers proportional stakes in the generation projects.

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7) STOCK MARKETS

7.1) Shares Performance

CPFL Energia, which has a current free float of 31.9% (up to June 30, 2016), is listed on both the BM&FBOVESPA (Novo Mercado) and the NYSE (ADR Level III), segments with the highest levels of corporate governance

BM&FBovespa				NYSE
Date	CPFE3 (R$)	IEE	IBOV	Date	CPL (US$)	DJBr20	Dow Jones
06/30/2015	R$ 18.58	30,253	53,080	06/30/2015	$ 12.13	17,771	17,620
03/31/2016	R$ 18.92	27,859	50,055	03/31/2016	$ 10.78	14,334	17,685
06/30/2016	R$ 20.59	30,786	51,526	06/30/2016	$ 12.86	15,996	17,930
QoQ	8.8%	10.5%	2.9%	QoQ	19.3%	11.6%	1.4%
YoY	10.8%	1.8%	-2.9%	YoY	6.0%	-10.0%	1.8%

On June 30, the price shares closed at R$ 20.59 on BM&FBovespa and $ 12.86 on NYSE. In 2Q16, the shares’ prices valued 8.8 % and         19.3%, respectively. Year over year, the shares devalued 10.8% on BM&FBovespa and 6.0% on NYSE.

7.2) Daily Average Volume

The daily trading volume in 2Q16 averaged R$ 56.7 million, of which R$ 36 million on the BM&FBOVESPA and R$ 20.7 million on the NYSE, 31.8 % up compared to 2Q15. The number of trades on the BM&FBOVESPA increased by 51%, rising from a daily average of 5,407, in 2Q15, to 8,163 in 2Q16.

Note: Considers the sum of the average daily volume on the BM&FBovespa and NYSE

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8) CORPORATE GOVERNANCE

The corporate governance model adopted by CPFL Energia ("CPFL" or "Company") and its subsidiaries is based on the principles of transparency, fairness, accountability and corporate responsibility.

In 2015, CPFL marked 11 years since being listed on the BM&FBovespa and the New York Stock Exchange (“NYSE”).  With more than 100 years of history in Brazil, the Company’s shares are listed on the Novo Mercado Special Listing Segment of the BM&FBovespa with Level III ADRs, a special segment for companies that comply with corporate governance best practices.  All CPFL shares are common shares, entitling all shareholders the right to vote with 100% Tag Along rights guaranteed in case of sale of shareholding control.

CPFL’s Management is composed of the Board of Directors (Board), its decision-making authority, and the Board of Executive Officers, its executive body.  The Board is responsible for defining the strategic business direction of the holding company and subsidiaries, and is composed of 7 external members, one of whom an Independent Member, whose term of office is 1 year and who are eligible for reelection.

The Bylaws of the Board establishes the procedures for evaluating the directors, under the leadership of the Chairman, their main duties and rights.

The Board set up three advisory committees (Management Processes Risks and Sustainability, People Management and Related Parties), which support the Board in its decisions and monitor relevant and strategic themes, such as people and risk management, sustainability and the surveillance of internal audits, analysis of transactions with Parties Related to controlling shareholders and handling of incidents recorded through complaint hotlines and ethical conduct channels.

To ensure that best practices permeate all activities of the Board and its relations with the Company while the Board members are focused on their decision-making functions, in 2006 the Company created the Board of Directors Advisory Council, which reports directly and solely to the Chairman of the Board. In 2015, the name was changed from Board of Directors Advisory Council to Corporate Governance Advisory Council.

This Advisory Council acts as the guardian of best practices to ensure compliance with Governance Guidelines; speed of communication between the Company and its Board members; quality and timeliness of information; integration and evaluation of members of the Board of Directors and the Audit Board; constant improvement of governance processes and institutional relations with government authorities and entities.

The composition of Executive board, in line with governance guidelines, was changed on May 2015.  The change in Company’s Bylaws, which were approved at the General Shareholders Meeting held on April 29, 2015, created a new vice President position subordinated to the CEO, who passes 5 (five) to 6 (six) Executive vice Presidents, standing in line with our succession program. The mandates of the Executive vice Presidents endures two years, with a re election possibility, besides they sit on the Boards of the subsidiaries. Therefore, the changes in CPFL Energia aims to create the bases required to consolidate as the leader of Brazilian power Market, always seeking the efficient management of its assets and sustainable opportunities to create value for its stakeholders.

CPFL has a permanent Audit Board, made up of 5 members, that also exercises the duties of the Audit Committee, in line with Sarbanes-Oxley law (SOX) rulings applicable to foreign companies listed on U.S. stock exchanges.

The guidelines and documents on corporate governance are available at the Investor Relations website http://www.cpfl.com.br/ri.

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9) CURRENT SHAREHOLDERS STRUCTURE – 06/30/2016

CPFL Energia is a holding company, whose results depend directly on those of its subsidiaries.

Notes:

(1) Controlling shareholders;

(2) Includes the 0,5% stake of Caixa de Previdência dos Funcionários do Banco do Brasil;

(3) Includes the 0.2% stake of Petros e Sistel pension funds;

(4) % of bound shares by the controlling shareholders

(5) 51.54% stake of the availability of power and energy of Serra da Mesa HPP, regarding the Power Purchase Agreement between CPFL Geração and Furnas.

Proposal of acquisition of Camargo Corrêa S.A. equity interest

On 1 July 2016, CPFL Energia issued material fact to the market stating that, as of that date, “CPFL Energia S.A. (“CPFL Energia”), in compliance with the provisions of article 157, paragraph 4 of Law No. 6,404/76 (“Corporation Law”), and Brazilian Securities Commission (“CVM”) Ruling No. 358/2002, informs to its shareholders and to the market at large that received today from its controlling shareholder Camargo Corrêa S.A. (“CCSA”) a communication about the proposal received from State Grid International Development Limited. (“Buyer”) to the acquisition of the totality of its CPFL Energia’s bound shares, as established in CPFL Energia’s Shareholders Agreement signed in March 22, 2002 and its amendments (“Shareholders Agreement”). Find below the transcription of the notification received by the Company: Camargo Corrêa S.A (“CCSA”) comes, through this communication, inform you that received and accepted today a proposal (“Proposal”) sent by State Grid International Development Limited. (“Buyer”) to acquire the totality of its CPFL Energia’s bound shares as established in CPFL Energia Shareholders Agreement signed in March 22, 2002 and its amendments (“Shareholders Agreement”). In this sense, CCSA signed today a binding letter agreement (“Letter Agreement”) with the Buyer, targeting the signature of a Share Purchase Agreement (“Share Purchase Agreement”) related to the direct or indirect acquisition, by one or more of the buyer’s Brazilian subsidiaries of 234,086,204 shares of

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CPFL Energia, owned by ESC Energia S.A., CCSA subsidiary, which are bounded to the Shareholders Agreement and represent approximately 23% of CPFL Energia capital (“Transaction”). The acquisition price is R$ 25.00 (twenty-five reais) for each share of CPFL Energia, subject to the adjustments foreseen in the Transaction documents (“Price per Share”). CCSA was communicated that, by the means and facts of the Transaction, the amount attributed by the Buyer to the shares of CPFL Energias Renováveis S.A., owned directly or indirectly by CPFL Energia is R$ 12.20 per share. The signing of the Share Purchase Agreement will happen after the conclusion of a confirmatory due diligence to be conducted by the Buyer at CPFL Energia and its subsidiaries. The effective conclusion of the transaction will happen after all the necessary approvals by the proper public authorities, including Brazilian antitrust agency (“CADE”) and the National electricity regulatory agency (“ANEEL”). After the effective signing of the Share Purchase Agreement, it will start to count the term to the other participants of CPFL Energia Shareholders Agreement to exercise its right of first refusal to acquire the totality of shares related to the Transaction or, otherwise, opt to be a part of the Transaction and sell together of CCSA the totality of the shares bounded to CPFL Energia Shareholders Agreement for the same Price per Share and the same conditions offered to CCSA by the Buyer. CCSA will inform you about any further relevant developments related to the Transaction.”

Acquisition of AES SUL Distributor

On 16 June 2016, CPFL Energia issued material fact to the market stating that, as of that date, “CPFL Energia S.A. (“CPFL Energia”), in compliance with the provisions of article 157, paragraph 4 of Law No. 6,404/76 (“Corporation Law”), and Brazilian Securities Commission (“CVM”) Ruling No. 358/2002, informs to its shareholders and to the market at large that it has executed, yesterday, with AES Guaíba II Empreendimentos Ltda., as seller (“AES Guaíba”), and with The AES Corporation, as guarantor, a Share Purchase and Sale Agreement that provides for the acquisition by CPFL Energia of the totality of the shares issued by AES Sul Distribuidora Gaúcha de Energia S.A. (“AES Sul”, the “Agreement” and the “Transaction”, respectively). For the Transaction, CPFL Energia shall pay to AES Guaíba, on the closing date, the amount of one billion four hundred and three million Reais (R$ 1,403,000,000.00) added of two hundred and ninety five million four hundred and fifty five thousand Reais (R$ 295,455,000.00) regarding the capital increase of AES Sul, effected by AES Guaíba on February 26, 2016, totaling one billion six hundred and ninety eight million four hundred and fifty five thousand Reais (R$ 1,698,455,000.00) (“Total Price”). The Total Price shall be adjusted, in up to forty five (45) days counted as of the closing date, by the working capital and net debt variations (excepted the capital increase variation) of AES Sul between December 31, 2015, and the Transaction’s closing date.

The closing and implementation of the Transaction shall occur once certain conditions precedent usual in similar transactions are verified, as determined by the Agreement, among which, the previous approval of Agência Nacional de Energia Elétrica – ANEEL, of the Conselho Administrativo de Defesa Econômica – CADE, and other third parties, including AES Sul’s creditors. CPFL Energia also informs that the Transaction constitutes a material investment for purposes of Article 256, I, of the Corporation Law, so an extraordinary shareholders’ meeting of CPFL Energia shall be timely summoned to approve the Transaction by its shareholders. Such extraordinary shareholders’ meeting shall take place before the closing date. It should be emphasized that CPFL Energia’s controlling shareholders have committed to vote favorably to the approval of the Transaction in such extraordinary shareholders’ meeting. On the other hand, the Transaction does not suit in the requirements and parameters provided for in Article 256, II, of the Corporation law and, therefore, shall not grant the withdrawal right to the shareholders of CPFL Energia. The necessary documentation for the shareholders of CPFL Energia to decide regarding the previous approval of the Transaction, including the appraisal report, per determined by Article 256, paragraph 1st of the Corporation Law, shall be timely disclosed to CPFL Energia’s shareholders and to the market. AES Sul acts as an electric energy distributor in the State of Rio Grande do Sul and has the monopoly to distribute energy to the captive market of 118 cities of such State.“

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AES Sul meets 1.31 million client, with an area of 99,512 km ², has 7,241 GWh consumption, have 65000 km on distribution network deadline for award winning in 11/6/2027 and the next rate review in 04/2018. The CPFL Energia holds market share of 12.3% of the national market of distribution, with its market share in this market will reach 14.3%, to meet 382 of the 497 municipalities of Rio Grande do Sul. Finally, the CPFL Energia will keep the market informed of subsequent facts related to the transaction.

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10) PERFORMANCE OF THE BUSINESS SEGMENTS

10.1) Distribution Segment

10.1.1) Economic-Financial Performance

Consolidated Income Statement - Distribution (Pro-forma - R$ Million)
	2Q16	2Q15	Var.	1H16	1H15	Var.
Gross Operating Revenue (IFRS)(1)	5,876	7,823	-24.9%	12,256	14,249	-14.0%
Net Operating Revenue (IFRS)(1)	3,231	4,025	-19.7%	6,453	8,695	-25.8%
Cost of Electric Power	(2,322)	(3,245)	-28.4%	(4,545)	(6,440)	-29.4%
Operating Costs & Expenses	(917)	(919)	-0.2%	(1,751)	(1,652)	6.0%
EBIT	261	136	91.8%	640	603	6.1%
EBITDA (IFRS)(2)	386	259	49.3%	890	844	5.5%
Adjusted EBITDA(3)	415	322	28.8%	921	865	6.4%
Financial Income (Expense)	(1)	28	-101.8%	(5)	(129)	-96.2%
Income Before Taxes	260	164	58.3%	635	474	33.9%
Net Income (IFRS)	168	116	45.0%	405	310	30.4%
Adjusted Net Income(4)	168	149	13.0%	405	363	11.5%

Notes:

(1)     Excludes Construction Revenue;

(2)     EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12;

(3)     Adjusted EBITDA, besides the items mentioned above, excludes  non-recurring effects and the exchange variation in Itaipu invoices (negative effect of R$ 28 million in 2Q16 compared to a negative effect of R$ 13 million in 2Q15);

(4)     Adjusted Net Income excludes the non-recurring effects;

(5)     The distributors’ financial performance tables are attached to this report in item 11.12.

10.1.1.1) Sectoral Financial Assets and Liabilities

On November 25, 2014, through Dispatch no. 4,621, Aneel approved the amendment to concession agreements of distribution companies, in order to include a specific clause guaranteeing that the balance remaining of any insufficient payment or reimbursement of tariff due to termination of the concession, for any reason, will be indemnified.

After this change, the Brazilian Securities and Exchange Commission (CVM) approved, in December 2014, through Deliberation no. 732, the recognition of assets and liabilities that were previously called “regulatory assets and liabilities” in the financial statements of the electric energy distributors, which are now called “sectoral financial assets and liabilities”.

In 2Q16, the total sectoral financial liabilities accounted for R$ 462 million, compared to an amount of sectoral financial assets of R$ 896 million in 2Q15, a variation of R$ 1,358 million. On June 30, 2016, the balance of sectoral financial assets and liabilities was positive in R$ 130 million (R$ 170 million, excluding the amount related to special obligations recorded according to the methodology of the 4th Cycle of Tariff Review), compared to a positive balance of R$ 707 million (R$ 737 million, excluding the amount related to special obligations recorded according to the methodology of the 4th Cycle of Tariff Review) on March 31, 2016.

10.1.1.2) Operating Revenue

Excluding the revenue from building the infrastructure of the concession (which does not affect the results, because of the related cost, in the same amount), gross operating revenue amounted to R$ 5,876 million in 2Q16, a decrease of 24.9% (R$ 1,947 million), due to the following factors:

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•       Variation of R$ 1,358 million in the Sectoral Financial Assets and Liabilities, from an asset of R$ 896 million in 2Q15 to a liability of R$ 462 million in 2Q16;

•       Variation of R$ 398 million in Short-term Electric Energy;

•       Decrease of 3.5% (R$ 217 million) in the revenue with energy sale (captive + free clients), due to the reduction of 2.0% in the sales volume within the concession area and the positive average tariff adjustment in the distribution companies for the period between 2Q15 and 2Q16 (due to the annual tariff readjustments);

Partially offset by:

•       Increase of R$ 14 million in Other Revenues and Income; and

•       Increase of R$ 12 million in tariff subsidies (CDE resources), mainly discounts in TUSD (for special consumers) and in low-income tariffs, following tariff readjustment.

The adjusted gross operational revenue, which excludes the effect of the exchange variation in Itaipu invoices over the sectoral financial assets and liabilities, reached R$ 5,904 million, a decrease of 24.7% (R$ 1,932 million) if compared to 2Q15.

Deductions from the gross operating revenue were R$ 2,645 million in 2Q16, representing a reduction of 30.4% (R$ 1,153 million), due to the following decreases:

•       of 96.2% in tariff flags approved by the CCEE (R$ 658 million);

•       of 26.8% in the CDE sector charge (R$ 305 million), due to the adoption of new CDE quotas (System Usage and Energy),  in lower amount than the recorded in 2015, partially offset by the inclusion of CDE charges in order to cover ACR Account loans as of each disco´s 2015 tariff event;

•       of 24.3% in PIS and COFINS taxes (R$ 174 million);

•       of 1.5% in ICMS tax (R$ 18 million);

•       of 7.9% in the R&D and Energy Efficiency Program (R$ 3 million);

Partially offset by the increase:

•       of 19.2% in the PROINFA (R$ 5 million); and

•       of 11.6% in other charges (R$ 0.5 million).

Excluding the revenue from building the infrastructure of the concession (which does not affect the results because of the related cost, in the same amount), net operating revenue (IFRS) reached R$ 3,231 million in 2Q16, representing a reduction of 19.7% (R$ 794 million). Adjusted net operating revenue, which excludes non-recurring effects and the exchange variation in Itaipu invoices, reached R$ 3,260 million, a decrease of 19.3% (R$ 779 million).

10.1.1.3) Cost of Electric Power

The cost of electric energy, comprising the purchase of electricity for resale and charges for the use of the distribution and transmission system, amounted to R$ 2,322 million in 2Q16, representing a decrease of 28.4% (R$ 923 million):

•         The cost of electric power purchased for resale was R$ 1,995 million in 2Q16, representing a reduction of 32.8% (R$ 974 million), due to the following factors:

          (i)        Decrease of 32.7% (R$ 787 million) in the cost of energy purchased in the regulated environment and bilateral contracts, mainly due to the reduction of 35.2% in the average purchase price (from R$ 256.97/MWh in 2Q15 to R$ 166.51/MWh in 2Q16), despite the 3.9% increase (364 GWh) in the volume of purchased energy;

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         (ii)        Decrease of 24.3% (R$ 162 million) in the cost of energy from Itaipu, mainly due to the 23.6% decrease in the average purchase price (from R$ 260.83/MWh in 2Q15 to R$ 199.16/MWh in 2Q16) and by the reduction of 0.8% (21 GWh) in the volume of purchased energy;

        (iii)        Reduction of 62.8% (R$ 124 million) in the cost of energy purchased in the short term and Proinfa, mainly due to the reductions of 42.4% in the volume of purchased energy (225 GWh) and of average PLD (from R$ 382.82/MWh in 2Q15 to R$ 62.22/MWh in 2Q16, in the Southeast/Midwest submarket, and from R$ 382.82/MWh in 2Q15 to R$ 60.15/MWh in 2Q16, in the South submarket), partially offset by the 52.5% increase in the average purchase price (from R$ 234.54/MWh in 2Q15 to R$ 357.56/MWh in 2Q16);

Partially offset by:

        (iv)        Reduction of 32.8% (R$ 99 million) in PIS and COFINS tax credits (cost reducer), generated from the energy purchase.

•         Charges for the use of the transmission and distribution system reached R$ 328 million in 2Q16, an increase of 18.3% (R$ 51 million) increase, due to the following factors:

          (i)        Accounting of the energy reserve charges – EER in 2Q16, in the amount of R$ 71 million (not observed in 2Q15);

         (ii)        Increase of 30.7% (R$ 5 million) in the connection and use of the distribution system charges;

        (iii)        Increase of 25.5% (R$ 3 million) in Itaipu transmission charges;

Partially offset by:

        (iv)        Reduction of 9.1% (R$ 19 million) in the basic network charges;

         (v)        Decrease of 5.7% in the system service usage charges – ESS (R$ 4 million), due to the reduction in the PLD; and

        (vi)        Decrease of 18.3% (R$ 5 million) in PIS and COFINS tax credits (cost reducer), generated from the charges.

10.1.1.4) Operating Costs and Expenses

Operating costs and expenses were R$ 917 million in 2Q16 compared to R$ 919 million in 2Q15, a decrease of 0.2% (R$ 2 million), due to the following factors:

         (i)          Decrease of 2.2% (R$ 6 million) in the cost of building the infrastructure of the concession. This item, which reached R$ 269 million in 2Q16, does not affect results and has its counterpart in the “operating revenue”;

        (ii)          Reduction of 16.3% (R$ 3 million) in the Private Pension Fund item;

Partially offset by:

       (iii)          Increase of 0.8% in PMSO (R$ 4 million), which reached R$ 509 million in 2Q16, compared to R$ 505 million in 2Q15. This variation is due to the following factors:

✓ Personnel expenses, which registered an increase of 5.5% (R$ 9 million), mainly due to the effects of the Collective Bargaining Agreement;

✓ Material expenses, which registered an increase of 31.0% (R$ 7 million), mainly due to replacement of materials for the maintenance of the power grid (R$ 3 million), purchase of materials for maintenance of the fleet (R$ 3 million), and others (R$ 1 million);

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✓ Outsourced services expenses, which registered an increase of 30.4% (R$ 37 million), mainly due to the increases in expenses with the maintenance of the power grid (R$ 12 million), collection actions (R$ 5 million), tree pruning (R$ 3 million), meter reading and use (R$ 2 million), hardware/software maintenance (R$ 2 million), bill delivery and collection (R$ 1 million), and other outsourced services (R$ 11 million);

✓ Other operating costs/expenses, which registered an decrease of 25.3% (R$ 49 million), mainly due to the following factors:

•       Decrease of 60.0% (R$ 71 million) in legal, judicial, indemnities and penalties expenses. Disregarding the non-recurring effect recorded in 2Q15, in the amount of R$ 50 million, the reduction would be of 30.7% (R$ 21 million);

•       Increase of 20.4% (R$ 8 million) in provision for doubtful accounts, due to the current macroeconomic scenario;

•       Increase of 37.2% (R$ 13 million) in other expenses, mainly due to regulatory fines – DIC, FIC, DMIC and DICRI (R$ 6 million), publicity and advertising (R$ 1 million), and other effects (R$ 6 million).

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Reported PMSO (R$ million)
	2Q16	2Q15	Variation
			R$ MM	%
Reported PMSO (IFRS)
Personnel	(175.3)	(166.1)	(9.1)	5.5%
Material	(29.2)	(22.3)	(6.9)	31.0%
Outsourced Services	(159.5)	(122.3)	(37.2)	30.4%
Other Operating Costs/Expenses	(145.0)	(194.0)	49.1	-25.3%
Legal, judicial and indemnities expenses	(48.8)	(40.5)	(8.3)	20.4%
Allowance for doubtful accounts	(47.0)	(117.7)	70.7	-60.0%
Others	(49.1)	(35.8)	(13.3)	37.2%
Total Reported PMSO (IFRS) - (A)	(508.9)	(504.7)	(4.2)	0.8%
Non-recurring effects
Labor contingencies (Other Operating Costs/Expenses)	-	49.8
Total non-recurring effects - (C)	-	49.8	(49.8)	-
Adjusted PMSO
Personnel	(175.3)	(166.1)	(9.1)	5.5%
Material	(29.2)	(22.3)	(6.9)	31.0%
Outsourced Services	(159.5)	(122.3)	(37.2)	30.4%
Other Operating Costs/Expenses	(145.0)	(144.2)	(0.8)	0.5%
Legal, judicial and indemnities expenses	(48.8)	(40.5)	(8.3)	20.4%
Allowance for doubtful accounts	(47.0)	(67.9)	20.9	-30.7%
Others	(49.1)	(35.8)	(13.3)	37.2%
Total PMSO	(508.9)	(454.9)	(54.0)	11.9%

      (iv)          Increase of 2.2% (R$ 3 million) in the Depreciation and Amortization item.

10.1.1.5) EBITDA

EBITDA (IFRS) totaled R$ 386 million in 2Q16, registering an increase of 49.3% (R$ 127 million). Adjusted EBITDA, which excludes non-recurring effects and the exchange variation in Itaipu invoices, reached R$ 415 million, representing an increase of 28.8% (R$ 93 million).

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EBITDA Conciliation - IFRS x Adjusted (R$ million)
	2Q16	2Q15	Var.
EBITDA - IFRS (A)	386	259	49.3%
Exchange variation in Itaipu invoices (B)	28	13
(+) Non recurring effects (C)	-	50
Labor contingencies	-	50
Adjusted EBITDA (A + B + C)	415	322	28.8%

10.1.1.6) Financial Result

In 2Q16, the net financial result (IFRS) recorded a net financial expense of R$ 1 million, compared to a net financial revenue of R$ 28 million in 2Q15. The adjusted net financial result, which disregard the effects of exchange variation in Itaipu invoices, recorded a net financial expense of R$ 29 million, compared to a net financial revenue of R$ 15 million in 2Q15.

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Note: The effect of exchange variation in Itaipu invoices was negative in R$ 28 million in 2Q16 and in R$ 13 million in 2Q15.

The items explaining these changes are as follows:

•         Financial Revenue: in IFRS, increase of 11.9% (R$ 30 million), from R$ 252 million in 2Q15 to R$ 282 million in 2Q16. In adjusted figures, which disregard the effects of exchange variation in Itaipu invoices, there was an increase of 16.8% (R$ 41 million), mainly due to the following factors:

          (i)        Increase of 171.4% (R$ 58 million) in the income from financial investments, due to the increases in the average balance of investments and in the average CDI interbank rate;

         (ii)        Increase of 193.5% in adjustments for inflation of tax credits (R$ 7 million);

        (iii)        Increase of 11.5% (R$ 6 million) in late payment interest and fines, due to the increase in the tariff;

        (iv)        Positive effect in PIS and COFINS on financial revenues (R$ 3 million), due to reversal of the accumulated balance of deferred PIS and COFINS (on the concession’s financial asset) recorded between July, 2015 and June, 2016, based on a legal opinion;

           (v)        Increase of 61.3% in discount on purchase of ICMS credit (R$ 2 million);

        (vi)        Increase of 7.1% (R$ 1 million) in adjustments for inflation and exchange rate changes, due to: (a) the increase of R$ 4 million in revenues from fines, interest and monetary adjustment relating to installment payments made by consumers; partially offset by (b) the decrease of R$ 3 million in the adjustment of the balance of tariff subsidies, as determined by Aneel;

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       (vii)        Increase of R$ 11 million in other financial revenues;

Partially offset by:

      (viii)        Decrease of 77.7% (R$ 26 million) in adjustments of sectoral financial asset;

        (ix)        Reduction of 57.0% (R$ 11 million) in adjustments for inflation of escrow deposits;

         (x)        Decrease of 13.2% (R$ 10 million) in the adjustment of expected cash flow (adjustments of the concession’s financial asset), due to: (a) lower inflation (IGP-M of 2.31% in 2Q15 vs IPCA of 1.82% in 2Q16)4; and (b) the reduction in concession’s financial asset observed in the distributors which have gone through the concession renewal process at the end of 2015 (CPFL Santa Cruz, CPFL Leste Paulista, CPFL Sul Paulista, CPFL Jaguari, and CPFL Mococa)5;

•         Financial Expense: in IFRS, increase of 26.4% (R$ 59 million), from R$ 223 million in 2Q15 to R$ 282 million in 2Q16. In adjusted figures, which disregard the effects of exchange variation in Itaipu invoices, there was an increase of 37.5% (R$ 85 million), mainly due to the following factors:

            (i)      Increase of 99.4% (R$ 55 million) in adjustments for inflation and exchange rate changes, due to: (a) the increase of debt charges in foreign currency, with swap to CDI interbank rate (R$ 57 million); partially offset by (b) the mark-to-market positive effect for financial operations under Law 4,131 – non-cash effect (R$ 2 million);

         (ii)        Increase of 11.3% (R$ 17 million) in interest on debt in local currency, reflecting the increase in the average cost of debt;

        (iii)        Increase R$ 16 million in the adjustments to the sectoral financial liability;

Partially offset by:

        (iv)        Decrease of 13.9% (R$ 3 million) in other financial expenses.

10.1.1.7) Net Income

In 2Q16, Net Income (IFRS) was R$ 168 million, registering an increase of 45.0% (R$ 52 million). Adjusted Net Income, which excludes non-recurring effects, had an increase of 13.0% (R$ 19 million).

Net Income Conciliation - IFRS x Adjusted (R$ million)
	2Q16	2Q15	Var.
Net Income - IFRS (A)	168	116	45.0%
(+) Non recurring effects (B)	-	33
Labor contingencies	-	33
Adjusted Net Income (A + B)	168	149	13.0%

4 In November 2015, through the Resolution (REN) n. 686/2015, ANEEL approved changes in the PRORET (Tariff Regulation Procedures), sub-module 2.3, including the replacement of the IGP-M inflation index by the IPCA inflation index to update the regulatory asset base.

5 In order to calculate the split between the intangible asset and concession’s financial asset, it must be considered the useful life of assets. The portion of the useful life that will occur by the end of the concession is classified as an intangible asset and the residual value is classified as concession’s financial asset, referring to the compensation that the distributor will receive when the assets are reversed to the Grantor.

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10.1.2) Annual Tariff Adjustment

 * In the Public Hearing 038/2015, held by Aneel, the review dates have been effectively changed to March 22. The date previously used for the adjustments of these distributors was 3 February.

RGE

Aneel Ratifying Resolution No. 2,082 of June 17, 2016 has readjusted electric energy tariffs of RGE by -1.48%, being -0.67% related to the Tariff Readjustment and -0.81% as financial components outside the Tariff Readjustment. This Tariff Readjustment replaces the ETR, which corresponds to an average effect of -7.51% on consumer billings. The impact of the Parcel A (Energy, Transmission Charges and Sector Charges) in the readjustment was of -2.98% and of the Parcel B was of -2.31%. The negative readjustment is explained by: (i) the reduction in CDE quota for 2016, (ii) the lower tariff, in dollars, of the Itaipu agreement, and (iii) the higher energy volume under the quota regime. The new tariffs came into force on June 19, 2016.

CPFL Paulista

On April 5, 2016, through Ratifying Resolution No. 2,056, Aneel readjusted the electricity tariffs of CPFL Paulista by 9.89 % and -0.29% for the Economic Tariff Readjustment (ETR) and 10.17% related to financial components external to the Tariff Readjustment, corresponding to an average effect of 7.55% to be perceived by consumers. The impact of Parcel A (Energy Transmission charges and sector charges) in the readjustment was -2.06% and Parcel B 1.78%. The new tariffs came into force on April 8, 2016.

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10.1.3) Periodic Tariff Review

* In the Public Hearing 038/2015, held by Aneel, the review dates have been effectively changed to March 22. The date previously used for the adjustments of these distributors was 3 February.

10.1.4) 4th Periodical Tariff Review Cycle

Notes:

1) Management, Operation and Maintenance costs;

2) Annual cost of facilities and properties.

CPFL Piratininga

In October 2015 ANEEL finalized the tariff review process of Piratininga. The change positively impacted the calculation methodology of Parcel B. Thus, the portion B increased by 5.31%, compared to the portion B that made up the previous rate (R$ 720 million to R$ 755 million). Compared to the Extraordinary Tariff Review February 2015, the average effect for consumers will be 21.11%, composed as follows: Parcel A (8.10%), Parcel B (1.36%) and financial components (11.65%).The new tarrifs came into force in Oct, 23 2015.

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CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa

On March 22, 2016, Aneel approved the result of the fourth Periodic Tariff Review of the distributors CPFL Santa Cruz, CPFL Leste Paulista, CPFL Jaguari, CPFL Sul Paulista and CPFL Mococa. Compared to the Extraordinary Tariff Review March 2015, the average effect for consumers was 7.2% for CPFL Santa Cruz, 12.8% for CPFL Sul Paulista, 13.3% for CPFL Leste Paulista, 9.0% for CPFL Mococa and 13.3% to CPFL Jaguari. The details can be found in the table above. The new tariffs came into force on March 22, 2016.

10.1.5) Operating Performance of Distribution

10.1.5.1) SAIDI and SAIFI

Since September 2015, CPFL Energia concession area, located in São Paulo state, has been suffered by the strongest El Niño in 15 years. By the end of 2015, the region experienced strong rainfalls with winds and lightning above the historical average. In the beginning of 2016, the high level of rains, despite of the lower wind and lightning volumes (if compared to the end of 2015), led to several floods, hampering the access of our teams to prompt reestablishing the electricity supply. Moreover, the lower amount of purges by critical days due to the change in the comparison basis (2015 and 2014 from 2014 and 2013), and the constructions which the Company has been made in the concession area (CPFL Paulista e RGE) impacting SAIDI negatively.

Below we are presenting the results achieved by the distribution companies with regard to the main indicators that measure the quality and reliability of their supply of electric energy. The SAIDI (System Average Interruption Duration Index) measures the average duration, in hours, of interruption per consumer per year. The SAIFI (System Average Interruption Frequency Index) measures the average number of interruptions per consumer per year. The indicators suffered a soft increase due to climate phenomena mentioned above.

SAIDI and SAIFI Indexes[1]
Distributor	SAIDI (hours)						SAIFI (interruptions)
	2012	2013	2014	2015	2Q16	ANEEL[1]	2012	2013	2014	2015	2Q16	ANEEL[1]
CPFL Paulista	7.48	7.14	6.93	7.76	8.35	7.92	5.37	4.73	4.89	4.89	5.14	7.06
CPFL Piratininga	5.66	7.44	6.98	7.24	7.03	7.35	4.24	4.58	4.19	4.31	3.95	6.45
RGE	14.61	17.35	18.77	15.98	15.61	12.92	8.94	9.04	9.14	8.33	7.75	9.97
CPFL Santa Cruz	5.28	6.97	6.74	8.46	7.99	9.44	5.83	6.82	5.29	6.34	5.16	9.08
CPFL Jaguari	4.49	5.92	5.41	6.93	6.47	8.00	4.66	5.43	4.32	4.61	4.40	8.00
CPFL Mococa	5.83	4.86	6.88	7.04	6.49	10.19	5.69	4.93	7.31	5.92	5.22	8.79
CPFL Leste Paulista	8.26	7.58	8.48	7.92	7.39	9.79	6.57	6.33	6.30	5.67	5.04	8.49
CPFL Sul Paulista	10.80	9.08	9.69	11.51	15.99	10.46	9.01	6.71	7.03	9.47	12.43	8.73

1) Regulatory Agency (ANEEL) Limits - 2016

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10.1.5.2) Losses

Find below the losses of the distributors during the quarter and the overall performance during the last quarters:

12M Accumulated Losses	Technical Losses					Non-Technical Losses					Total Losses
	3Q15	4Q15	1Q16	2Q16	ANEEL[2]	3Q15	4Q15	1Q16	2Q16	ANEEL[2]	3Q15	4Q15	1Q16	2Q16	ANEEL[2]
CPFL Paulista	6.43%	6.57%	6.61%	6.77%	6.32%	2.15%	2.09%	2.66%	2.59%	1.98%	8.59%	8.66%	9.27%	9.36%	8.30%
CPFL Piratininga	4.52%	4.52%	4.48%	4.52%	5.52%	2.38%	2.40%	2.86%	2.87%	1.43%	6.89%	6.92%	7.34%	7.38%	6.95%
RGE	7.81%	7.70%	7.61%	7.50%	7.28%	1.70%	1.63%	2.01%	2.66%	1.87%	9.51%	9.33%	9.61%	10.16%	9.15%
CPFL Santa Cruz	8.00%	8.34%	8.72%	8.79%	7.76%	1.08%	0.47%	0.79%	0.81%	0.52%	9.08%	8.81%	9.51%	9.60%	8.28%
CPFL Leste Paulista	3.56%	3.48%	3.43%	3.36%	4.28%	0.68%	0.90%	1.31%	1.83%	0.40%	4.24%	4.37%	4.73%	5.19%	4.67%
CPFL Sul Paulista	7.61%	7.69%	7.79%	7.75%	8.17%	1.95%	1.90%	2.56%	2.62%	0.57%	9.56%	9.58%	10.35%	10.36%	8.74%
CPFL Jaguari	8.49%	8.64%	8.48%	8.51%	7.81%	2.94%	3.13%	3.76%	2.94%	1.15%	11.43%	11.76%	12.23%	11.44%	8.96%
CPFL Mococa	7.29%	7.42%	7.66%	7.83%	5.94%	0.32%	0.22%	0.91%	1.24%	0.20%	7.61%	7.64%	8.57%	9.07%	6.15%

1) The data above are adequate to a better comparison with the regulatory losses trajectory defined by the Regulatory Agency (ANEEL). In CPFL Piratininga and RGE accounts, the high-tension customers are excluded.

2) The values of regulatory targets and trajectories losses are defined in the periodic tariff review (RTP). CPFL Paulista and RGE are on the 3rd PTRC and other distributors are in 4th PTRC.

In 2Q16, the consolidated loss ratio of CPFL Energia increased from 8.84% to 9.01%. This increase can be mainly explained by the following factors:

•         The increase in unbilled, mainly due to the effect of the leap year (1 day longer in charge), not yet reflected in higher sales of timing and high temperatures in April;

•         Change in the market breakdown, increasing the low-tension customers participation, where the loss level is higher, when we compare to the high-tension customers;

•         Increase of energy injected on distribution lines (energy generated by small hydro power plants to be injected in Basic Grid), mainly in the CPFL Paulista concession area, which impacts negatively the technical losses;

•         The worse macroeconomic scenario, which increased the number of energy cuts that distributors have been executing in order to avoid delinquency, raised the power theft, affecting negatively the non-technical losses.

In the 1H16, CPFL Energia invested R$ 17.2 million in anti-loss program. Of the total, R$ 1.6 million was designated to operational investments (replacement of meters) and R$ 15.6 million to managerial expenses (removal of irregular connections), totalizing 151.1 thousand inspections.

Find below losses in low voltage market and how was the performance during the quarters:

12-month Accumulated Losses - LV	Non-technical Losses / LV
	3Q15	4Q15	1Q16	2Q16	ANEEL
CPFL Paulista	5.06%	4.89%	6.24%	6.04%	4.61%
CPFL Piratininga	6.50%	6.51%	7.81%	7.79%	3.90%
RGE	4.20%	4.00%	4.93%	6.53%	4.41%
CPFL Santa Cruz	2.10%	0.91%	1.53%	1.57%	0.98%
CPFL Jaguari	2.71%	3.60%	5.31%	7.50%	1.60%
CPFL Mococa	3.37%	3.29%	4.49%	4.61%	0.98%
CPFL Leste Paulista	5.14%	5.49%	6.67%	5.19%	1.96%
CPFL Sul Paulista	0.85%	0.57%	2.23%	2.91%	0.51%

1) The data above are adequate to a better comparison with the regulatory losses trajectory defined by the Regulatory Agency (ANEEL). In CPFL Piratininga and RGE accounts, the high-tension customers are excluded.

2) The values of regulatory targets and trajectories losses are defined in the periodic tariff review (RTP). CPFL Paulista and RGE are on the 3rd PTRC and other distributors are in 4th PTRC.

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10.2) Commercialization and Services Segments

Consolidated Income Statement - Commercialization and Services (Pro-forma - R$ Million)
	2Q16	2Q15	Var.	1H16	1H15	Var.
Gross Operating Revenue	650	594	9.5%	1,233	1,165	5.9%
Net Operating Revenue	577	528	9.3%	1,095	1,031	6.3%
EBITDA (IFRS)(1)	51	54	-6.0%	85	88	-4.0%
Net Income (IFRS)	35	40	-13.0%	56	69	-19.3%

Note:

(1)    EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization;

Operating Revenue

In 2Q16, gross operating revenue reached R$ 650 million, representing an increase of 9.5% (R$ 57 million), while net operating revenue were up by 9.3% (R$ 49 million) to R$ 577 million.

EBITDA

In 2Q16, EBITDA totaled R$ 51 million, compared to R$ 54 million in 2Q15, a decrease of 6.0%.

Net Income

In 2Q16, net income amounted to R$ 35 million, compared to a net income of R$ 40 million in 2Q15.

10.3) Conventional Generation Segment

10.3.1) Economic-Financial Performance

Consolidated Income Statement - Conventional Generation - IFRS (Pro-forma - R$ Million)
	2Q16	2Q15	Var.	1H16	1H15	Var.
Gross Operating Revenue	271	261	4.0%	532	515	3.2%
Net Operating Revenue	247	238	3.4%	483	471	2.6%
Cost of Electric Power	(21)	(52)	-59.0%	(47)	(100)	-53.2%
Operating Costs & Expenses	(58)	(53)	8.8%	(114)	(103)	10.2%
EBITDA(1)	267	230	16.1%	516	413	24.8%
Net Income	122	83	46.2%	232	122	90.4%

Note: (1) EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization.

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Consolidated Income Statement - Conventional Generation - Adjusted(1) (Pro-forma - R$ Million)
	2Q16	2Q15	Var.	1H16	1H15	Var.
Gross Operating Revenue	499	536	-6.9%	991	1,074	-7.7%
Net Operating Revenue	454	488	-6.9%	902	977	-7.7%
Cost of Electric Power	(33)	(84)	-61.2%	(67)	(178)	-62.2%
Operating Costs & Expenses	(139)	(163)	-15.0%	(272)	(361)	-24.6%
EBIT	283	241	17.5%	563	439	28.3%
EBITDA	340	300	13.5%	677	557	21.5%
Adjusted EBITDA(2)	340	362	-6.0%	669	682	-1.8%
Financial Income (Expense)	(119)	(145)	-18.0%	(249)	(287)	-13.2%
Income Before Taxes	164	96	71.1%	313	151	107.1%
Net Income	113	73	54.3%	212	107	98.4%
Adjusted Net Income(2)	113	114	-1.0%	207	189	9.6%

Notes :

(1)    Proportional Consolidation of Conventional Generation (Ceran, Baesa, Enercan, Foz do Chapecó and Epasa);

(2)    Excluding the non-recurring effects in the EBITDA and in the Net Income.

Operating Revenue

In 2Q16, Gross Operating Revenue, considering the proportional consolidation of Conventional Generation, reached R$ 499 million, a reduction of 6.9% (R$ 37 million).

The variation in the gross operating revenue is mainly due to the following factors:

            (i)        Reduction in Epasa’s revenues, in the amount of R$ 67 million, reflecting the lower dispatch and lower cost of acquisition of fuel oil;

Partially offset by:

           (ii)        Revenue increase due to prices adjustments in the PPAs of the Company’s hydroelectric power plants (Semesa, Ceran, Baesa, Enercan, Foz do Chapecó and Jaguari Geração) (R$ 30 million).

The Net Operating Revenue reached R$ 454 million, a reduction of 6.9% (R$ 33 million).

Cost of Electric Power

In 2Q16, the cost of electric power, considering the proportional consolidation of Conventional Generation, reached R$ 33 million, a reduction of 61.2% (R$ 51 million), due mainly to the following factors:

            (i)        Reduction of 83.2% in electric energy purchased for resale (R$ 53 million), due to:

✓  Reduction of R$ 115 million with GSF costs from R$ 122 million in 2Q15 to R$ 7 million in 2Q16. In 2015, prior to the renegotiation of the hydrological risk, the GSF was considered non-recurring effect. After the GSF renegotiation in 4Q15, the Company has considered the remaining GSF as a recurring effect, and has considered the gains with the strategy put in place for the seasonality of physical guarantee of 2015 as a non-recurring effect, since the effects of seasonality are significantly reduced after the renegotiation of the GSF. The remaining GSF costs refer to the Free Market contracts that were not renegotiated.

Partially offset by:

✓  Seasonality strategy effect of physical guarantee (cost reducer), of R$ 60 million in 2Q15 - non-recurring effect

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✓  Other effects (R$ 2 million).

   Partially offset by:

           (ii)        Increase of 9.6% in transmission and distribution network usage charges (R$ 2 million)

Operating Costs and Expenses

The operating costs and expenses, considering the proportional consolidation of Conventional Generation, reached R$ 139 million in 2Q16, compared to R$ 163 million in 2Q15, a reduction of 15.5% (R$ 24 million), due to the variations in:

     (i)       The adjusted PMSO item, that reached R$ 81 million in 2Q16, compared to R$ 104 million in 2Q15, registering a reduction of 22.1% (R$ 23 million). The table below lists the main variation in PMSO:

MANAGERIAL ADJUSTMENTS IN PMSO, FOR COMPARISON PURPOSES (R$ million)
	2Q16	2Q15	Variation
			R$ MM	%
Reported PMSO (IFRS)
Personnel	(10.2)	(8.2)	(2.0)	24.2%
Material	(0.6)	(0.5)	(0.1)	11.6%
Outsourced Services	(5.2)	(4.3)	(0.9)	20.9%
Other Operating Costs/Expenses	(11.2)	(8.3)	(2.9)	35.6%
Total Reported PMSO (IFRS) - (A)	(27.2)	(21.3)	(5.9)	27.6%
Proportional Consolidation
Personnel	(3.3)	(2.7)	(0.6)	23.0%
Material	(33.1)	(66.5)	33.4	-50.3%
Outsourced Services	(4.1)	(5.6)	1.5	-27.2%
Other Operating Costs/Expenses	(11.2)	(8.0)	(3.2)	39.8%
Total Proportional Consolidation - (B)	(51.6)	(82.8)	31.2	-37.6%
Adjusted PMSO
Personnel	(13.5)	(10.9)	(2.6)	23.9%
Material	(33.7)	(67.0)	33.4	-49.8%
Outsourced Services	(9.3)	(9.9)	0.6	-6.4%
Other Operating Costs/Expenses	(24.7)	(16.3)	(8.4)	51.9%
GSF Risk Premium	(7.7)	-	(7.7)	-
Others	(17.0)	(16.3)	(0.7)	4.3%
Total Adjusted PMSO - (C) = (A) + (B)	(81.1)	(104.1)	23.0	-22.1%

This variation is explained mainly by the following aspects:

✓  Decrease of 49.8% in Material (R$ 33 million), mainly explained by additional material expenses related to the oil acquisition by Epasa (Termonordeste TPP and Termoparaíba TPP), that reduced R$ 36 million in Conventional Generation. The average Unit Variable Cost (CVU) this thermal plant decreased of R$ 426.75/MWh to R$ 272.36/MWh when comparing the same quarters of each year.

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✓  Reduction of 6.4% in out-sourced services expenses (R$ 1 million)

Partially offset by:

✓  Personnel expenses, that which registered an increase of 23.9% (R$ 3 million) and

✓  Increase of 51.9% in Other operational costs/expenses (R$ 8 million), mainly due to hydrologic risk premium amortization – GSF (R$ 8 million)

    (ii)       Decrease of 39.1% in Intangible of Concession Amortization (R$ 2 million)

EBITDA

In 2Q16, EBITDA (considering the proportional consolidation) was R$ 340 million, compared to R$ 300 million in 2Q15, an increase of 13.5% (R$ 41 million).

Considering the proportional consolidation and excluding the non-recurring effects, the Adjusted EBITDA totaled R$ 340 million in 2Q16, compared to R$ 362 million in 2Q15, a reduction of 6.0% (R$ 22 million).

EBITDA Conciliation - IFRS x Adjusted (R$ million)
	2Q16	2Q15	Var.
EBITDA - IFRS (A)	267	230	16.1%
(+) Proportional Consolidation (B)	74	70	5.1%
EBITDA - Proportional Consolidation	340	300	13.5%
(+) Non-recurring effects (C)	-	62
GSF (Generation Scaling Factor)	-	122
Seasonality Effect	-	(60)
Adjusted EBITDA (A + B + C)	340	362	-6.0%

Financial Result

In 2Q16, the financial result was a net expense of R$ 119 million, a decrease of 18.0% (R$ 26 million).

Financial Revenues moved from R$ 119 million in 2Q15 to R$ 60 million in 2Q16 (222.3% or R$ 41 million increase)

✓  Increase in the monetary and foreign exchange updates (R$ 35 million), due to  the gain of R$ 32 million with the zero-cost collar derivative6

✓  Increase of 66.1% in the income from financial investments (R$ 10 million), due to the increases in the average balance of investments and in the average CDI interbank rate;

6 In 2015, subsidiary CPFL Geração contracted US$ denominated put and call options, involving the same financial institution as counterpart, and which on a combined basis are characterized as an operation usually known as zero-cost collar. The contracting of this operation does not involve any kind of speculation, inasmuch as it is aimed at minimizing any negative impacts on future revenues of the joint venture ENERCAN, which has electric energy sale agreements with annual restatement of part of the tariff based on the variation in the US$. In addition, according to Management’s view, the scenario was favorable for contracting this type of financial instrument, considering the high volatility implicit in dollar options and the fact that there was no initial cost for same.

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Partially offset by:

✓  Reduction of R$ 4 million in other effects.

Financial Expenses moved from R$ 163 million in 2Q15 to R$ 178 million in 2Q16 (9.3% or R$ 16 million increase)

✓  Increase of 6.3%  in debt charges (R$ 8 million)

✓  Increase of 54.7% in the monetary and foreign exchange updates (R$ 4 million)

✓  Increase of R$ 4 million in other effects.

Net Income

In 2Q16, net income (considering the proportional consolidation) was R$ 113 million, compared to a net income of R$ 73 million in 2Q15.

Considering the proportional consolidation and excluding the non-recurring effects, the Adjusted Net Income totaled R$ 113 million in 2Q16, compared to R$ 117 million in 2Q15, a reduction of 1.0% (R$ 1 million).

Net Income Conciliation - IFRS x Adjusted (R$ million)
	2Q16	2Q15	Var.
Net Income - IFRS (A)	122	83	46.2%
(+) Proportional Consolidation (B)	(9)	(10)	-12.6%
Net Income - Proportional Consolidation	113	73	54.3%
(+) Non-recurring effects (C)	-	41
GSF (Generation Scaling Factor)	-	80
Seasonality Effect	-	(39)
Adjusted Net Income (A + B + C)	113	114	-1.0%

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10.4) CPFL Renováveis

10.4.1) Economic-Financial Performance

Consolidated Income Statement - CPFL Renováveis (100% Participation - R$ Million)
	2Q16	2Q15	Var. %	1H16	1H15	Var. %
Gross Operating Revenue (IFRS)	381	314	21.0%	676	704	-4.0%
Net Operating Revenue	360	296	21.8%	639	660	-3.2%
Cost of Electric Power	(78)	(65)	19.9%	(111)	(187)	-40.5%
Operating Costs & Expenses	(206)	(207)	-0.4%	(417)	(401)	4.2%
EBIT	76	24	223.3%	110	73	51.7%
EBITDA (IFRS)(1)	211	156	35.3%	379	334	13.6%
Financial Income (Expense)	(128)	(112)	14.3%	(261)	(219)	19.4%
Income Before Taxes	(52)	(89)	-41.2%	(151)	(146)	3.3%
Net Income (IFRS)	(62)	(93)	-33.7%	(168)	(158)	6.2%

Note:

(1) Earnings before interest, taxes, depreciation and amortization

Consolidated Income Statement - CPFL Renováveis (Proportional Consolidation - R$ Million)[1]
	2Q16	2Q15	Var. %	1H16	1H15	Var. %
Gross Operating Revenue	197	168	17.5%	350	375	-6.7%
Net Operating Revenue	186	158	18.3%	331	352	-5.9%
Cost of Electric Power	(40)	(39)	3.4%	(57)	(107)	-47.0%
Operating Costs & Expenses	(107)	(107)	0.3%	(215)	(207)	4.2%
EBIT	39	12	223.3%	59	38	55.9%
EBITDA	109	80	35.3%	195	172	13.6%
Adjusted EBITDA(2)	109	102	6.8%	195	222	-11.8%
Financial Income (Expense)	(66)	(58)	14.3%	(135)	(113)	19.4%
Income Before Taxes	(27)	(46)	-41.2%	(76)	(75)	1.2%
Net Income	(32)	(48)	-33.7%	(85)	(81)	4.3%
Adjusted Net Income(2)	(32)	(27)	19.8%	(85)	(32)	166.5%

Notes:

(1) Considering:

a. Proportional Consolidation of CPFL Renováveis (51.61%);

b. Reclassify part of the GSF effects that are booked as a revenue to “Cost of Electric Power”;

c. Reclassify GSF premium risk booked as a revenue and “Cost of Electric” Power to “Others” in PMSO.

(2) Excluding the non-recurring effects in the EBITDA and in the Net Income.

Comments to CPFL Renováveis’ Financial Statements

In 2Q16, the main events were the operational startup of Mata Velha SHPP in May 2016 (24.0 MW), commercial startup of Campo dos Ventos III wind farm in June 2016 (25.4 MW), and the partial commercial startup of Campo dos Ventos I and Campo dos Ventos V wind farms (29.4 MW).

Operating Revenue

Considering proportional participation, Gross Operating Revenue reached R$ 197 million in 2Q16, representing an increase of 17.5% (R$ 29 million). The increase can be mainly explained by the following factors:

            (i)        Higher energy volume generated at wind farms due to higher wind speed in 2Q16 (R$ 14 million);

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           (ii)        Higher energy volume generated at Bio Pedra TPP in 2Q16 due to the operational normalization of the turbine damaged in 2Q15 (R$ 5 million)

          (iii)        Booking of indemnity received from O&M suppliers due to lower availability of machinery compared to what was stipulated in the agreements of the SIIF, Bons Ventos, Rosa dos Ventos and Atlântica wind complexes (R$ 4 million);

          (iv)        Commercial startup of Mata Velha SHPP in May 2016 (R$ 3 million);

           (v)        Strategy effect put in place for the seasonality of physical guarantee in 2Q15, which did not happen in 2Q16 (R$ 2 million) - non-recurring effect;

          (vi)        Commercial startup of Campo dos Ventos III wind farm and revenue of the partial commercial startup of Campo dos Ventos I and Campo dos Ventos V wind farm (R$ 1 million);

Net Operating Revenue reached R$ 186 million, representing an increase of 18.3% (R$ 28 million).

Cost of Electric Power

In 2Q16, the Cost of Electric Power (considering the proportional participation) reached R$ 40 million, representing an increase of 3.4% (R$ 1 million). This increase was a result of the following factors:

            (i)          Renegotiation of the operational startup of Campo dos Ventos and São Benedito wind farms, generating an indemnity of R$ 14 million in 2Q16;

           (ii)          Recognition of R$ 6 million in 2Q16 referring to annual and quadrennial ascertainment (ended in June 2016) of the energy sale agreements for Santa Clara and Morro dos Ventos wind farms. Note that generation was impacted by climate events, such as El Niño, which led to lower wind speed in the region where these farms are located;

          (iii)          Other effects (R$ 3 million);

Partially offset by:

         (iv)          Lower GSF impact that booked R$ 19 million in 2Q15 – non-recurring event, and booked R$ 1 million in 2Q16 (variation of R$ 18 million). After the GSF renegotiation in 4Q15, the Company has considered the remaining GSF as a recurring effect, and has considered the strategy effect put in place for the seasonality of physical guarantee of 2015, as a non-recurring effect, since the effects of seasonality are significant reduced after the renegotiation of the GSF. The remaining GSF costs refer to the portion of the free market (ACL) contracts that were not renegotiated;

          (v)          Energy purchase in 2Q15 related to the requirements of the biomass agreements, which did not happen in 2Q16 (R$ 3 million) – non-recurring effect;

         (vi)          Strategy effect put in place for the seasonality of physical guarantee in 2Q15, which did not happen in 2Q16 (R$ 1 million) - non-recurring effect.

Operating Costs and Expenses

In 2Q16, Operating Costs and Expenses (considering the proportional participation) reached R$ 107 million, practically maintaining the same level of 2Q15. The main variations were:

            (i)          PMSO item reached R$ 38 million, a decrease of 2.5% (R$ 1 million). The table below presents a summary of the main variations on PMSO:

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Managerial Adjustments in PMSO, for comparison purposes (R$ Million)
	2Q16	2Q15	Variation
			R$ MM	%
Reported PMSO (IFRS)
Personnel	(20.9)	(16.7)	(4.2)	25.0%
Material	(1.1)	(5.2)	4.1	-78.1%
Outsourced Services	(37.4)	(36.2)	(1.2)	3.2%
Other Operating Costs/Expenses	(11.9)	(16.6)	4.7	-28.2%
Total Reported PMSO (IFRS)	(71.3)	(74.8)	3.5	-4.6%
Adjusted PMSO
Personnel	(10.8)	(8.6)	(2.2)	25.0%
Material	(0.6)	(2.7)	2.1	-78.1%
Outsourced Services	(19.3)	(18.7)	(0.6)	3.2%
Other Operating Costs/Expenses	(7.0)	(2.9)	(4.1)	139.7%
GSF Risk Premium	(1.6)	-	(1.6)	-
Others	(5.4)	(2.9)	(2.5)	84.6%
Total Adjusted PMSO	(37.7)	(32.9)	(4.7)	14.3%

The variation is explained mainly due to the following factors:

✓  Personnel: Increase of 25.0% (R$ 2 million), mainly due to the collective bargaining agreement since September 2015, and higher number of employees (from 367 in 2Q15 to 410 in 2Q16);

✓  Material/Services: Decrease of 7.1% (R$ 2 million) due to lower expenses with outsourced services related to environmental programs linked to new projects and lower expenses with advocative hours;

✓  Others: Mainly related to the payment hydrologic risk premium – GSF7 in 2Q16 (R$ 2 million), which did not happen in 2Q15, besides other effects (R$ 2 million).

                 (ii)        Depreciation and Amortization reached R$ 70 million, an increase of 1.9% (R$ 2 million), due mainly to the operational startup of Mata Velha SHPP, Campo dos Ventos III wind farm in June 2016, and the partial operational startup of Campo dos Ventos I and Campo dos Ventos V wind farms.

EBITDA

In 2Q16, EBITDA (considering the proportional participation) was R$ 109 million, compared to R$ 80 million in 2Q15, an increase of 35.3% (R$ 29 million).

Considering the proportional participation and excluding the non-recurring effects, the Adjusted EBITDA totaled R$ 109 million in 2Q16, compared to R$ 102 million in 2Q15, a decrease of 6.8% (R$ 7 million).

7 Hydrologic risk premium amortization is booked in revenue and “Cost of Electric Power”. In our managerial analysis, these amounts are reclassified to “Others” in PMSO.

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EBITDA Conciliation - IFRS vs. Ajusted (R$ Million)
	2Q16	2Q15	Var. (%)
EBITDA - IFRS (A)	211	156	35.3%
(+) Proportional Consolidation (B)	(102)	(75)	35.3%
EBITDA - Proportional Consolidation (C=A+B)	109	80	35.3%
(+) Non-recurring effects (D)	-	21	-
GSF and Energy Purchase for SHPP	-	19	-
Seasonality effect - SHPPs	-	(3)	-
Bio Pedra TPP - Provision	-	6
Ajusted EBITDA (E=C-D)	109	102	6.8%

Financial Result

Considering the proportional participation in 2Q16, Net Financial Result was a net expense of R$ 66 million, representing an increase of 14.3% (R$ 8 million) in comparison to 2Q15.

The main factors that affected the financial income were:

(i)            Higher returns from investments, mainly due to new funding added;

(ii)           Higher interest rates:

a.    Interbank Deposit Rate (DI) from 13.1% p.y. in 2Q15 to 14.1% p.y. in 2Q16 a

b.    TJLP from 6.0% p.y. in 2Q15 to 7.5% p.y. in 2Q16;

In the other hand, the main factors that affected the financial expenses were:

(i)            Higher accrued interest and monetary update, mainly due to new funding added;

(ii)           Higher interest rates (CDI and TJLP);

(iii)          Addition of new capacities because of the cost of financing is no longer capitalized after the commercial startup

Net Income

In 2Q16, Net Loss (considering the proportional participation) was R$ 32 million, compared to a Net Loss of R$ 48 million in 2Q15, a decrease of 33.7% (R$ 16 million).

Considering the proportional participation and excluding the non-recurring effects, the Adjusted Net Loss totaled R$ 32 million in 2Q16, compared to an Adjusted Net Loss of R$ 27 million in 2Q15, an increase of 19.8% (R$ 5 million).

Net Income Conciliation[1] - IFRS vs. Ajusted (R$ Million)
	2Q16	2Q15	Var. (%)
Net Income - IFRS (A)	(62)	(93)	-33.7%
(+) Proportional Consolidation (B)	30	45	-33.7%
Net Income - Proportional Consolidation (C=A+B)	(32)	(48)	-33.7%
(+) Non-recurring effects[1] (D)	-	21	-
GSF and Energy Purchase for SHPP	-	19	-
Seasonality effect - SHPPs	-	(3)	-
Bio Pedra TPP - Provision	-	6
Ajusted Net Income (E=C-D)	(32)	(27)	19.8%

Note:

(1) CPFL Renováveis has adopted in its taxes management the presumed profit methodology. For this reason, the amounts of non-recurring effects listed on EBITDA conciliation are the same that are booked above.

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10.4.2) Status of Generation Projects – 100% Participation

On the date of this report, the portfolio of projects of CPFL Renováveis (100% Participation) totaled 1,849 MW of operating installed capacity and 280 MW of capacity under construction. The operational power plants comprises 38 Small Hydroelectric Power Plants – SHPPs (423 MW), 37 Wind Farms (1,105 MW), 8 Biomass Thermoelectric Power Plants (370 MW) and 1 Solar Power Plant (1 MW). Still under construction there are 9 Wind Farms (204 MW) and 1 SHPP (27 MW).

Additionally, CPFL Renováveis owns wind and SHPP projects under development totaling 2,986 MW, representing a total portfolio of 5,115 MW.

The table below illustrates the overall portfolio of assets (100% participation) in operation, construction and development, and its installed capacity on this date:

Mata Velha SHPP

Aneel authorized the PCH Mata Velha commercial operation on May 9, 2016, whose entry into operation was initially scheduled for 1H17. The installed capacity is of 24.0 MW and the assured energy is of 13.1 average-MW. The energy was sold in 16th New Energia Auction (“LEN” in portuguese) held in 2013 (price: R$ 162.42/MWh – June 2016). The energy will be sold in the free market until the beginning of the as the operational startup will begin earlier than the deadline.

Campo dos Ventos Wind Farms and São Benedito Wind Farms

Campo dos Ventos Complex Wind Farms (São Domingos, Ventos de São Martinho e Campo dos Ventos I, III and V) and São Benedito Complex Wind Farms (Ventos de São Benedito, Ventos de Santo Dimas, Santa Mônica e Santa Úrsula), located at Rio Grande do Norte State, are under construction. The first wind turbine started commercial operations in May 2016 and the end of construction is planned for December 2016. The installed capacity is of 231.0 MW and the contracted energy is of 125.2 average-MW. The energy will be sold in the free market.

Until June/16 twelve wind turbines went into commercial operation. The entry of others will be gradual and that the works of completion of these projects are planned for the month of December 2016.

Pedra Cheirosa Wind Farms

Pedra Cheirosa Wind Farms (Pedra Cheirosa I and II), located at Ceará State, are under construction. Start-up is scheduled for 1H18. The installed capacity is of 48.3 MW and the assured energy is of 26.1 average-MW. Energy was sold through long-term contract in the A-5 auction 2013 (price: R$ 138.39/MWh – June 2016).

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Boa Vista II SHPP

SHPP Boa Vista II project, located in the state of Minas Gerais, has operations in input prediction from 1Q20. The installed capacity is of 26.5 MW and the assured energy is of 14.8 average-MW. Energy was sold through long-term contracts in the new energy auction A-5 2015 (price: R$ 228.67/MWh – June 2016).

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11) ATTACHMENTS

11.1) Statement of Assets – CPFL Energia

(R$ thousands)

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11.2) Statement of Liabilities – CPFL Energia

(R$ thousands)

Consolidated		
LIABILITIES AND SHAREHOLDERS' EQUITY	**06/30/2016**	**12/31/2015**	**06/30/2015**
CURRENT			
Suppliers	1,688,003	3,161,210	2,267,546
Accrued Interest on Debts	89,789	118,267	130,095
Accrued Interest on Debentures	228,398	232,227	219,225
Loans and Financing	2,180,986	2,831,654	1,724,142
Debentures	787,842	458,165	230,136
Employee Pension Plans	4,268	802	91,650
Regulatory Charges	319,311	852,017	938,077
Taxes, Fees and Contributions	746,067	653,342	639,591
Dividend and Interest on Equity	222,937	221,855	13,457
Accrued Liabilities	123,203	79,924	106,641
Derivatives	48,536	981	-
Sectoral Financial Liabilities	42,510	-	-
Public Utilities	9,941	9,457	4,238
Other Accounts Payable	850,851	904,971	933,948
TOTAL CURRENT	**7,342,643**	**9,524,873**	**7,298,746**
NON-CURRENT			
Suppliers	633	633	-
Accrued Interest on Debts	155,296	120,659	87,474
Accrued Interest on Debentures	22,528	16,487	10,710
Loans and Financing	10,947,188	11,592,206	10,955,787
Debentures	5,622,996	6,363,552	6,719,438
Employee Pension Plans	861,304	474,318	477,336
Deferred Taxes	1,363,006	1,432,594	1,371,666
Reserve for Tax, Civil and Labor Risks	618,034	569,534	578,037
Derivatives	83,031	33,205	16,779
Sectoral Financial Liabilities	473,100	-	-
Public Utilities	86,152	83,124	83,704
Other Accounts Payable	190,359	191,148	186,883
TOTAL NON-CURRENT	**20,423,625**	**20,877,460**	**20,487,813**
SHAREHOLDERS' EQUITY			
Capital	5,741,284	5,348,312	5,348,312
Capital Reserve	468,082	468,082	468,082
Legal Reserve	694,058	694,058	650,811
Statutory Reserve - Concession Financial Assets	694,806	585,451	418,884
Statutory Reserve - Strengthening of Working Capital	-	392,972	-
Other Comprehensive Income	(231,958)	185,321	132,705
Retained Earnings	436,476	-	221,024
	7,802,748	7,674,196	7,239,819
Non-Controlling Shareholders' Interest	2,381,218	2,455,942	2,382,440
TOTAL SHAREHOLDERS' EQUITY	**10,183,966**	**10,130,138**	**9,622,258**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**37,950,234**	**40,532,471**	**37,408,818**

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11.3) Income Statement – CPFL Energia (IFRS)

(R$ thousands)

Consolidated - IFRS
	2Q16	2Q15	Variation	1H16	1H15	Variation
OPERATING REVENUES
Electricity Sales to Final Customers	5,844,986	5,945,120	-1.7%	12,308,064	11,211,844	9.8%
Electricity Sales to Distributors	639,961	1,062,761	-39.8%	1,388,217	1,919,223	-27.7%
Revenue from building the infrastructure	274,716	284,912	-3.6%	491,850	515,720	-4.6%
Sectorial financial assets and liabilities	(461,979)	895,571	-151.6%	(1,194,232)	1,584,155	-175.4%
Other Operating Revenues	864,071	864,647	-0.1%	1,666,123	1,457,947	14.3%
	7,161,755	9,053,011	-20.9%	14,660,022	16,688,888	-12.2%

DEDUCTIONS FROM OPERATING REVENUES	(2,745,673)	(3,890,462)	-29.4%	(5,994,551)	(6,236,271)	-3.9%
NET OPERATING REVENUES	4,416,082	5,162,549	-14.5%	8,665,472	10,452,617	-17.1%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(2,313,621)	(3,311,561)	-30.1%	(4,479,553)	(6,515,492)	-31.2%
Electricity Network Usage Charges	(350,926)	(300,127)	16.9%	(713,014)	(694,047)	2.7%
	(2,664,546)	(3,611,688)	-26.2%	(5,192,567)	(7,209,539)	-28.0%
OPERATING COSTS AND EXPENSES
Personnel	(267,200)	(236,425)	13.0%	(512,167)	(461,458)	11.0%
Material	(39,271)	(34,946)	12.4%	(79,056)	(67,126)	17.8%
Outsourced Services	(157,568)	(134,154)	17.5%	(306,789)	(270,019)	13.6%
Other Operating Costs/Expenses	(166,217)	(216,515)	-23.2%	(338,902)	(314,343)	7.8%
Allowance for Doubtful Accounts	(49,814)	(41,188)	20.9%	(95,865)	(62,466)	53.5%
Legal and judicial expenses	(49,585)	(119,964)	-58.7%	(108,969)	(149,573)	-27.1%
Others	(66,818)	(55,364)	20.7%	(134,067)	(102,304)	31.0%
Cost of building the infrastructure	(274,491)	(284,540)	-3.5%	(491,527)	(514,718)	-4.5%
Employee Pension Plans	(13,913)	(16,344)	-14.9%	(27,825)	(32,689)	-14.9%
Depreciation and Amortization	(250,014)	(240,375)	4.0%	(496,095)	(469,607)	5.6%
Amortization of Concession's Intangible	(62,020)	(83,992)	-26.2%	(123,907)	(168,693)	-26.5%
	(1,230,694)	(1,247,292)	-1.3%	(2,376,266)	(2,298,654)	3.4%

EBITDA[1]	901,659	692,477	30.2%	1,849,047	1,664,673	11.1%

EBIT	520,842	303,569	71.6%	1,096,638	944,423	16.1%

FINANCIAL REVENUES (EXPENSES)
Financial Revenues	401,522	329,493	21.9%	806,370	616,567	30.8%
Financial Expenses	(600,837)	(516,251)	16.4%	(1,237,333)	(1,170,054)	5.8%
	(199,315)	(186,758)	6.7%	(430,963)	(553,487)	-22.1%

EQUITY ACCOUNTING
Equity Accounting	68,783	64,541	6.6%	132,408	81,949	61.6%
Assets Surplus Value Amortization	(145)	(284)	-49.0%	(290)	(568)	-49.0%
	68,638	64,257	6.8%	132,118	81,381	62.3%

INCOME BEFORE TAXES ON INCOME	390,164	181,068	115.5%	797,793	472,318	68.9%

Social Contribution	(42,502)	(23,172)	83.4%	(89,668)	(64,635)	38.7%
Income Tax	(107,528)	(67,656)	58.9%	(235,544)	(175,133)	34.5%

NET INCOME	240,135	90,240	166.1%	472,581	232,550	103.2%
Controlling Shareholders' Interest	259,811	124,180	109.2%	531,160	293,150	81.2%
Non-Controlling Shareholders' Interest	(19,676)	(33,940)	-42.0%	(58,578)	(60,600)	-3.3%

Note: (1)  EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, according to CVM Instruction no. 527/12.

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11.4) Income Statement – CPFL Energia (Adjusted)

(Pro forma, R$ thousands)

Consolidated - Adjusted[1]
	2Q16	2Q15	Variation	1H16	1H15	Variation
OPERATING REVENUES
Electricity Sales to Final Customers	5,834,207	5,945,120	-1.9%	12,286,059	11,211,844	9.6%
Electricity Sales to Distributors	558,247	1,007,453	-44.6%	1,265,810	1,801,989	-29.8%
Revenue from building the infrastructure	274,716	284,912	-3.6%	491,850	515,720	-4.6%
Sectorial financial assets and liabilities	(433,654)	908,721	-147.7%	(1,163,167)	1,518,715	-176.6%
Other Operating Revenues	872,640	864,285	1.0%	1,676,069	1,455,832	15.1%
	7,106,155	9,010,491	-21.1%	14,556,621	16,504,099	-11.8%

DEDUCTIONS FROM OPERATING REVENUES	(2,742,582)	(3,892,037)	-29.5%	(5,990,550)	(6,200,502)	-3.4%
NET OPERATING REVENUES	4,363,573	5,118,453	-14.7%	8,566,071	10,303,597	-16.9%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(2,164,705)	(3,064,431)	-29.4%	(4,195,772)	(6,021,036)	-30.3%
Electricity Network Usage Charges	(357,301)	(305,965)	16.8%	(726,520)	(705,779)	2.9%
	(2,522,006)	(3,370,395)	-25.2%	(4,922,292)	(6,726,815)	-26.8%
OPERATING COSTS AND EXPENSES
Personnel	(260,382)	(231,015)	12.7%	(498,757)	(450,710)	10.7%
Material	(71,796)	(98,909)	-27.4%	(141,880)	(230,966)	-38.6%
Outsourced Services	(144,196)	(122,611)	17.6%	(280,593)	(249,952)	12.3%
Other Operating Costs/Expenses	(175,366)	(161,121)	8.8%	(352,693)	(261,696)	34.8%
Allowance for Doubtful Accounts	(49,718)	(41,193)	20.7%	(95,693)	(62,487)	53.1%
Legal and judicial expenses	(49,035)	(75,563)	-35.1%	(104,997)	(102,309)	2.6%
Others	(76,612)	(44,364)	72.7%	(152,003)	(96,900)	56.9%
Cost of building the infrastructure	(274,491)	(284,540)	-3.5%	(491,527)	(514,718)	-4.5%
Employee Pension Plans	(13,913)	(16,344)	-14.9%	(27,825)	(32,689)	-14.9%
Depreciation and Amortization	(229,542)	(223,488)	2.7%	(456,051)	(439,048)	3.9%
Amortization of Concession's Intangible	(43,810)	(63,691)	-31.2%	(87,551)	(127,686)	-31.4%
	(1,213,495)	(1,201,720)	1.0%	(2,336,876)	(2,307,465)	1.3%

ADJUSTED EBITDA[2]	901,423	833,518	8.1%	1,850,504	1,836,051	0.8%

EBIT	628,071	546,338	15.0%	1,306,903	1,269,317	3.0%

FINANCIAL REVENUES (EXPENSES)
Financial Revenues	391,757	301,619	29.9%	789,923	575,806	37.2%
Financial Expenses	(589,459)	(488,081)	20.8%	(1,204,500)	(1,046,557)	15.1%
	(197,702)	(186,462)	6.0%	(414,577)	(470,751)	-11.9%

INCOME BEFORE TAXES ON INCOME	430,369	359,877	19.6%	892,326	798,566	11.7%

Social Contribution	(48,116)	(37,640)	27.8%	(100,219)	(88,624)	13.1%
Income Tax	(121,115)	(101,730)	19.1%	(263,687)	(238,905)	10.4%

ADJUSTED NET INCOME	261,139	220,507	18.4%	528,420	471,037	12.2%

   Notes:

(1)    Adjusted figures take into account CPFL’s equivalent stake in each generation project and disregard non-recurring effects;

(2)    EBITDA is calculated from the sum of net income, taxes, financial result and depreciation/amortization, according to CVM Instruction no. 527/12.

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11.5) Cash Flow – CPFL Energia

(R$ thousands)

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11.6) Income Statement – Conventional Generation Segment (IFRS)

(Pro forma, R$ thousands)

Conventional Generation (IFRS)
	2Q16	2Q15	Var.	1H16	1H15	Var.
OPERATING REVENUE
Eletricity Sales to Final Consumers	-	-	-	-	-	-
Eletricity Sales to Distributors	269,935	259,845	3.9%	529,206	512,657	3.2%
Other Operating Revenues	1,432	1,204	19.0%	2,728	2,594	5.2%
	271,367	261,049	4.0%	531,935	515,251	3.2%

DEDUCTIONS FROM OPERATING REVENUE	(24,834)	(22,674)	9.5%	(48,991)	(44,737)	9.5%
NET OPERATING REVENUE	246,532	238,375	3.4%	482,943	470,514	2.6%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(15,433)	(46,705)	-67.0%	(35,248)	(89,989)	-60.8%
Eletricity Network Usage Charges	(5,828)	(5,168)	12.8%	(11,680)	(10,376)	12.6%
	(21,261)	(51,873)	-59.0%	(46,928)	(100,365)	-53.2%
OPERATING COSTS AND EXPENSES
Personnel	(10,179)	(8,194)	24.2%	(19,201)	(16,133)	19.0%
Material	(606)	(543)	11.6%	(1,453)	(860)	69.0%
Outsourced Services	(5,171)	(4,278)	20.9%	(9,421)	(9,672)	-2.6%
Other Operating Costs/Expenses	(11,207)	(8,266)	35.6%	(22,122)	(12,118)	82.6%
Employee Pension Plans	(322)	(113)	183.9%	(643)	(227)	183.9%
Depreciation and Amortization	(28,168)	(28,006)	0.6%	(55,829)	(55,991)	-0.3%
Amortization of Concession's Intangible	(2,492)	(4,046)	-38.4%	(4,983)	(8,092)	-38.4%
	(58,143)	(53,446)	8.8%	(113,652)	(103,093)	10.2%

EBITDA	266,570	229,649	16.1%	515,584	413,088	24.8%

EBIT	167,128	133,056	25.6%	322,364	267,056	20.7%

FINANCIAL INCOME (EXPENSE)
Financial Income	51,660	19,624	163.3%	97,249	50,757	91.6%
Financial Expenses	(138,177)	(123,517)	11.9%	(267,761)	(256,929)	4.2%
Interest on Equity	-	-	-	-	-	-
	(86,517)	(103,893)	-16.7%	(170,512)	(206,172)	-17.3%

EQUITY ACCOUNTING
Equity Accounting	68,783	64,541	6.6%	132,408	81,949	61.6%
Assets Surplus Value Amortization	(145)	(284)	-49.0%	(290)	(568)	-49.0%
	68,638	64,257	6.8%	132,118	81,381	62.3%

INCOME BEFORE TAXES ON INCOME	149,249	93,421	59.8%	283,969	142,265	99.6%

Social Contribution	(7,226)	(2,438)	196.3%	(13,831)	(5,334)	159.3%
Income Tax	(20,019)	(7,549)	165.2%	(38,154)	(15,063)	153.3%

NET INCOME (LOSS)	122,004	83,433	46.2%	231,984	121,869	90.4%
Controlling Shareholders' Interest	112,874	72,851	54.9%	211,494	106,559	98.5%
Non-Controlling Shareholders' Interest	9,129	10,583	-13.7%	20,490	15,310	33.8%

Página 62 de 71

11.7) Income Statement – Conventional Generation Segment (Adjusted)

(Pro forma, R$ thousands)

Conventional Generation (Adjusted)
	2Q16	2Q15	Var.	1H16	1H15	Var.
OPERATING REVENUE
Eletricity Sales to Final Consumers	-	-	-	-	-	-
Eletricity Sales to Distributors	498,264	535,320	-6.9%	989,803	1,072,771	-7.7%
Other Operating Revenues	319	215	48.4%	1,222	1,217	0.4%
	498,583	535,534	-6.9%	991,025	1,073,988	-7.7%

DEDUCTIONS FROM OPERATING REVENUE	(44,511)	(48,011)	-7.3%	(88,843)	(96,673)	-8.1%
NET OPERATING REVENUE	454,071	487,524	-6.9%	902,181	977,316	-7.7%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(10,692)	(1,710)	525.4%	(31,214)	(13,364)	133.6%
Eletricity Network Usage Charges	(21,842)	(19,920)	9.6%	(43,648)	(40,051)	9.0%
	(32,534)	(21,630)	50.4%	(74,863)	(53,415)	40.2%
OPERATING COSTS AND EXPENSES
Personnel	(13,463)	(10,863)	23.9%	(25,733)	(21,780)	18.1%
Material	(33,686)	(67,046)	-49.8%	(66,408)	(169,236)	-60.8%
Outsourced Services	(9,262)	(9,896)	-6.4%	(16,571)	(20,279)	-18.3%
Other Operating Costs/Expenses	(24,689)	(16,256)	51.9%	(48,726)	(30,875)	57.8%
Employee Pension Plans	(322)	(113)	183.9%	(643)	(227)	183.9%
Depreciation and Amortization	(54,647)	(54,611)	0.1%	(108,947)	(110,004)	-1.0%
Amortization of Concession's Intangible	(2,636)	(4,330)	-39.1%	(5,273)	(8,660)	-39.1%
	(138,704)	(163,114)	-15.0%	(272,300)	(361,061)	-24.6%

EBITDA	340,116	361,720	-6.0%	669,239	681,504	-1.8%

EBIT	282,833	302,780	-6.6%	555,019	562,840	-1.4%

FINANCIAL INCOME (EXPENSE)
Financial Income	59,771	18,543	222.3%	115,003	52,711	118.2%
Financial Expenses	(178,329)	(163,212)	9.3%	(364,447)	(340,161)	7.1%
Interest on Equity	-	-	-	-	-	-
	(118,558)	(144,669)	-18.0%	(249,445)	(287,451)	-13.2%

EQUITY ACCOUNTING
Equity Accounting	-	-	-	-	-	-
Assets Surplus Value Amortization	-	-	-	-	-	-
	-	-	-	-	-	-

INCOME BEFORE TAXES ON INCOME	164,274	158,111	3.9%	305,574	275,390	11.0%

Social Contribution	(14,811)	(13,322)	11.2%	(27,768)	(24,820)	11.9%
Income Tax	(36,304)	(30,471)	19.1%	(71,075)	(61,911)	14.8%

NET INCOME (LOSS)	113,159	114,318	-1.0%	206,731	188,659	9.6%

Página 63 de 71

11.8) Income Statement – CPFL Renováveis (IFRS)

(R$ thousands)

Consolidated - IFRS (100% Participation)
	2Q16	2Q15	Var.	Var. %	1H16	1H15	Var.	Var. %
OPERATING REVENUES
Eletricity Sales to Final Consumers	22,277	-	22,277	0.0%	45,477	-	45,477	0.0%
Eletricity Sales to Distributors	349,851	314,075	35,777	11.4%	621,765	699,397	(77,632)	-11.1%
Other Operating Revenues	8,435	394	8,041	2040.9%	8,745	5,064	3,681	72.7%
	380,563	314,469	66,094	21.0%	675,986	704,460	(28,474)	-4.0%

DEDUCTIONS FROM OPERATING REVENUES	(20,391)	(18,849)	(1,542)	8.2%	(37,068)	(44,426)	7,358	-16.6%
NET OPERATING REVENUES	360,172	295,620	64,552	21.8%	638,918	660,035	(21,116)	-3.2%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(56,354)	(45,429)	(10,925)	24.0%	(70,192)	(147,439)	77,247	-52.4%
Eletricity Network Usage Charges	(21,456)	(19,442)	(2,014)	10.4%	(40,819)	(39,245)	(1,574)	4.0%
	(77,811)	(64,872)	(12,939)	19.9%	(111,011)	(186,684)	75,673	-40.5%
OPERATING COSTS AND EXPENSES
Personnel	(20,875)	(16,695)	(4,180)	25.0%	(41,211)	(33,882)	(7,329)	21.6%
Material	(1,148)	(5,249)	4,101	-78.1%	(4,658)	(9,374)	4,716	-50.3%
Outsourced Services	(37,400)	(36,246)	(1,154)	3.2%	(74,057)	(65,319)	(8,738)	13.4%
Other Operating Costs/Expenses	(11,926)	(16,618)	4,693	-28.2%	(29,252)	(31,272)	2,019	-6.5%
Depreciation and Amortization	(97,029)	(89,880)	(7,149)	8.0%	(192,526)	(174,777)	(17,749)	10.2%
Amortization of Concession's Intangible	(37,932)	(42,539)	4,607	-10.8%	(75,732)	(85,919)	10,186	-11.9%
	(206,310)	(207,228)	917	-0.4%	(417,437)	(400,542)	(16,895)	4.2%

EBITDA (IFRS)(1)	211,013	155,939	55,073	35.3%	378,729	333,504	45,225	13.6%

EBIT	76,051	23,520	52,531	223.3%	110,470	72,808	37,662	51.7%

FINANCIAL INCOME (EXPENSE)
Financial Income	34,375	29,880	4,495	15.0%	65,251	59,488	5,763	9.7%
Financial Expenses	(162,461)	(141,934)	(20,526)	14.5%	(326,432)	(278,224)	(48,208)	17.3%
	(128,086)	(112,055)	(16,031)	14.3%	(261,182)	(218,736)	(42,445)	19.4%

INCOME BEFORE TAXES ON INCOME	(52,035)	(88,534)	36,499	-41.2%	(150,711)	(145,928)	(4,783)	3.3%

Social Contribution	(4,073)	(1,859)	(2,214)	119.1%	(6,998)	(5,538)	(1,460)	26.4%
Income Tax	(5,577)	(2,689)	(2,888)	107.4%	(9,873)	(6,261)	(3,612)	57.7%

NET INCOME (IFRS)	(61,685)	(93,082)	31,397	-33.7%	(167,582)	(157,727)	(9,855)	6.2%
Controlling Shareholders' Interest	(63,706)	(94,086)	30,381	-32.3%	(171,502)	(158,516)	(12,985)	8.2%
Non-Controlling Shareholders' Interest	2,021	1,004	1,017	101.2%	3,920	789	3,131	396.6%

1) EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

Página 64 de 71

11.9) Income Statement – CPFL Renováveis (Adjusted)

(Pro forma, R$ thousands)

Consolidated - Adjusted (Proportional Consolidation)
	2Q16	2Q15	Var.	Var. %	1H16	1H15	Var.	Var. %
OPERATING REVENUES
Eletricity Sales to Final Consumers	11,497	-	11,497	0.0%	23,471	-	23,471	0.0%
Eletricity Sales to Distributors	181,112	165,479	15,634	9.4%	322,175	370,581	(48,407)	-13.1%
Other Operating Revenues	4,354	203	4,150	2040.9%	4,513	2,613	1,900	72.7%
	196,963	165,682	31,281	18.9%	350,159	373,195	(23,036)	-6.2%

DEDUCTIONS FROM OPERATING REVENUES	(10,550)	(9,885)	(664)	6.7%	(19,190)	(23,376)	4,185	-17.9%
NET OPERATING REVENUES	186,413	155,797	30,617	19.7%	330,969	349,819	(18,851)	-5.4%

COST OF ELETRIC ENERGY SERVICES
Eletricity Purchased for Resale	(28,782)	(10,868)	(17,914)	164.8%	(35,874)	(41,390)	5,517	-13.3%
Eletricity Network Usage Charges	(11,074)	(10,034)	(1,040)	10.4%	(21,067)	(20,255)	(813)	4.0%
	(39,856)	(20,903)	(18,953)	90.7%	(56,941)	(61,645)	4,704	-7.6%
OPERATING COSTS AND EXPENSES
Personnel	(10,774)	(8,617)	(2,157)	25.0%	(21,269)	(17,487)	(3,782)	21.6%
Material	(592)	(2,709)	2,117	-78.1%	(2,404)	(4,838)	2,434	-50.3%
Outsourced Services	(19,303)	(18,707)	(595)	3.2%	(38,221)	(33,712)	(4,510)	13.4%
Other Operating Costs/Expenses	(6,983)	(2,913)	(4,070)	139.7%	(16,667)	(10,476)	(6,191)	59.1%
Depreciation and Amortization	(50,078)	(46,388)	(3,690)	8.0%	(99,365)	(90,204)	(9,160)	10.2%
Amortization of Concession's Intangible	(19,577)	(21,955)	2,378	-10.8%	(39,086)	(44,343)	5,257	-11.9%
	(107,307)	(101,289)	(6,018)	5.9%	(215,443)	(201,060)	(14,383)	7.2%

EBITDA Adjusted (1)	108,906	101,948	6,958	6.8%	195,466	221,662	(26,196)	-11.8%

EBIT	39,251	33,605	5,645	16.8%	58,584	87,114	(28,529)	-32.7%

FINANCIAL INCOME (EXPENSE)
Financial Income	17,741	15,421	2,320	15.0%	33,677	30,703	2,974	9.7%
Financial Expenses	(83,848)	(73,254)	(10,594)	14.5%	(168,475)	(143,594)	(24,881)	17.3%
	(66,106)	(57,833)	(8,274)	14.3%	(134,798)	(112,892)	(21,906)	19.4%

INCOME BEFORE TAXES ON INCOME	(26,856)	(24,227)	(2,628)	10.8%	(76,214)	(25,778)	(50,436)	195.7%

Social Contribution	(2,102)	(959)	(1,143)	119.1%	(3,612)	(2,858)	(753)	26.4%
Income Tax	(2,878)	(1,388)	(1,490)	107.4%	(5,095)	(3,231)	(1,864)	57.7%

NET INCOME Adjusted(1)	(31,836)	(26,574)	(5,262)	19.8%	(84,921)	(31,868)	(53,053)	166.5%

1) Please, considers:

(i)  Proportional participation (51.61%);

(ii) Exclusion of the non-recurring effect (R$ 21 million in 2Q15);

(iii) Part of the GSF effects (R$ 5.0 million in 2Q15, totalizing R$ 0.2 million in 1H16 and R$ 12.0 million in 1H15) that are booked as a revenue by CPFL Renováveis is reclassified as a cost in our pro forma analysis;

(iv) The GSF premium risk that are booked as a Gross Operational Revenue (R$ 0.5 million in 2Q16, totalizing R$ 1 million in 1H16) and Cost of Electric Energy Services (R$ 0.4 million in 2Q16, totalizing R$ 0.6 million in 1H16) are reclassified as “Other Operating Costs/Expenses

Página 65 de 71

11.10) Income Statement – Distribution Segment (IFRS)

(Pro forma, R$ thousands)

Consolidated
	2Q16	2Q15	Variation	1H16	1H15	Variation
OPERATING REVENUE
Electricity Sales to Final Customers	5,484,109	5,660,951	-3.1%	11,608,218	10,651,420	9.0%
Electricity Sales to Distributors	25,706	426,187	-94.0%	241,244	611,994	-60.6%
Revenue from building the infrastructure	268,574	274,711	-2.2%	482,997	488,266	-1.1%
Sectoral financial assets and liabilities	(461,979)	895,571	-	(1,194,232)	1,584,155	-
Other Operating Revenues	827,994	840,222	-1.5%	1,600,534	1,401,839	14.2%
	6,144,404	8,097,642	-24.1%	12,738,761	14,737,674	-13.6%

DEDUCTIONS FROM OPERATING REVENUE	(2,644,602)	(3,797,716)	-30.4%	(5,802,977)	(6,042,385)	-4.0%
NET OPERATING REVENUE	3,499,802	4,299,927	-18.6%	6,935,784	8,695,289	-20.2%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,994,968)	(2,968,732)	-32.8%	(3,877,000)	(5,793,199)	-33.1%
Electricity Network Usage Charges	(327,512)	(276,760)	18.3%	(667,688)	(647,028)	3.2%
	(2,322,480)	(3,245,492)	-28.4%	(4,544,688)	(6,440,227)	-29.4%
OPERATING COSTS AND EXPENSES
Personnel	(175,252)	(166,113)	5.5%	(340,987)	(323,934)	5.3%
Material	(29,189)	(22,279)	31.0%	(57,504)	(43,640)	31.8%
Outsourced Services	(159,514)	(122,301)	30.4%	(303,642)	(247,485)	22.7%
Other Operating Costs/Expenses	(144,976)	(194,029)	-25.3%	(289,071)	(275,578)	4.9%
Allowance for Doubtful Accounts	(48,787)	(40,505)	20.4%	(94,162)	(59,564)	58.1%
Legal and Judicial Expenses	(47,045)	(117,712)	-60.0%	(98,142)	(140,696)	-30.2%
Others	(49,144)	(35,812)	37.2%	(96,767)	(75,318)	28.5%
Cost of building the infrastructure	(268,574)	(274,711)	-2.2%	(482,997)	(488,266)	-1.1%
Employee Pension Plans	(13,591)	(16,231)	-16.3%	(27,182)	(32,462)	-16.3%
Depreciation and Amortization	(119,631)	(117,589)	1.7%	(237,716)	(229,885)	3.4%
Amortization of Concession's Intangible	(5,918)	(5,260)	12.5%	(11,835)	(10,390)	13.9%
	(916,645)	(918,513)	-0.2%	(1,750,935)	(1,651,639)	6.0%

EBITDA (IFRS)(1)	386,226	258,771	49.3%	889,712	843,698	5.5%

EBIT	260,677	135,922	91.8%	640,161	603,423	6.1%

FINANCIAL INCOME (EXPENSE)
Financial Income	281,764	251,742	11.9%	592,827	445,077	33.2%
Financial Expenses	(282,287)	(223,330)	26.4%	(597,724)	(574,168)	4.1%
Interest on Equity	-	-	-	-	-	-
	(523)	28,411	-	(4,897)	(129,091)	-96.2%

INCOME BEFORE TAXES ON INCOME	260,154	164,333	58.3%	635,263	474,332	33.9%

Social Contribution	(25,827)	(12,804)	101.7%	(62,573)	(43,619)	43.5%
Income Tax	(65,835)	(35,350)	86.2%	(167,886)	(120,251)	39.6%

Net Income (IFRS)	168,492	116,179	45.0%	404,804	310,461	30.4%

Note:

(1)     EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization, as CVM Instruction no. 527/12.

Página 66 de 71

11.11) Income Statement – Distribution Segment (Adjusted)

(Pro forma, R$ thousands)

Consolidated
	2Q16	2Q15	Variation	1H16	1H15	Variation
OPERATING REVENUE
Electricity Sales to Final Customers	5,484,109	5,660,951	-3.1%	11,608,218	10,651,420	9.0%
Electricity Sales to Distributors	25,706	426,187	-94.0%	241,244	611,994	-60.6%
Revenue from building the infrastructure	268,574	274,711	-2.2%	482,997	488,266	-1.1%
Sectoral financial assets and liabilities	(433,654)	908,721	-	(1,163,167)	1,518,715	-
Other Operating Revenues	827,994	840,222	-1.5%	1,600,534	1,401,839	14.2%
	6,172,729	8,110,792	-23.9%	12,769,826	14,672,234	-13.0%

DEDUCTIONS FROM OPERATING REVENUE	(2,644,602)	(3,797,716)	-30.4%	(5,802,977)	(6,005,115)	-3.4%
NET OPERATING REVENUE	3,528,127	4,313,076	-18.2%	6,966,849	8,667,119	-19.6%

COST OF ELECTRIC ENERGY SERVICES
Electricity Purchased for Resale	(1,994,968)	(2,968,732)	-32.8%	(3,877,000)	(5,793,199)	-33.1%
Electricity Network Usage Charges	(327,512)	(276,760)	18.3%	(667,688)	(647,028)	3.2%
	(2,322,480)	(3,245,492)	-28.4%	(4,544,688)	(6,440,227)	-29.4%
OPERATING COSTS AND EXPENSES
Personnel	(175,252)	(166,113)	5.5%	(340,987)	(323,934)	5.3%
Material	(29,189)	(22,279)	31.0%	(57,504)	(43,640)	31.8%
Outsourced Services	(159,514)	(122,301)	30.4%	(303,642)	(247,485)	22.7%
Other Operating Costs/Expenses	(144,976)	(144,217)	0.5%	(289,071)	(225,766)	28.0%
Allowance for Doubtful Accounts	(48,787)	(40,505)	20.4%	(94,162)	(59,564)	58.1%
Legal and Judicial Expenses	(47,045)	(67,900)	-30.7%	(98,142)	(90,884)	8.0%
Others	(49,144)	(35,812)	37.2%	(96,767)	(75,318)	28.5%
Cost of building the infrastructure	(268,574)	(274,711)	-2.2%	(482,997)	(488,266)	-1.1%
Employee Pension Plans	(13,591)	(16,231)	-16.3%	(27,182)	(32,462)	-16.3%
Depreciation and Amortization	(119,631)	(117,589)	1.7%	(237,716)	(229,885)	3.4%
Amortization of Concession's Intangible	(5,918)	(5,260)	12.5%	(11,835)	(10,390)	13.9%
	(916,645)	(868,701)	5.5%	(1,750,935)	(1,601,827)	9.3%

Adjusted EBITDA(1)	414,550	321,733	28.8%	920,777	865,340	6.4%

EBIT	289,002	198,883	45.3%	671,226	625,065	7.4%

FINANCIAL INCOME (EXPENSE)
Financial Income	281,764	241,184	16.8%	592,827	434,520	36.4%
Financial Expenses	(310,612)	(225,922)	37.5%	(628,790)	(505,441)	24.4%
Interest on Equity	-	-	-	-	-	-
	(28,848)	15,262	-	(35,963)	(70,921)	-49.3%

INCOME BEFORE TAXES ON INCOME	260,154	214,145	21.5%	635,263	554,144	14.6%

Social Contribution	(25,827)	(17,287)	49.4%	(62,573)	(50,802)	23.2%
Income Tax	(65,835)	(47,803)	37.7%	(167,886)	(140,204)	19.7%

Adjusted Net Income(2)	168,492	149,055	13.0%	404,804	363,137	11.5%

Notes:

(1)     Adjusted EBITDA excludes the non-recurring effects and the exchange variation in Itaipu invoices (negative effect of R$ 28 million in 2Q16 and of R$ 13 million in 2Q15);

(2)     Adjusted Net Income excludes the non-recurring effects.

Página 67 de 71

11.12) Economic-Financial Performance – Distributors

(R$ thousands)

Summary of Income Statement by Distribution Company (R$ Thousands)

CPFL PAULISTA
	2Q16	2Q15	Var.	1H16	1H15	Var.
Gross Operating Revenue	3,216,807	4,316,291	-25.5%	6,601,242	7,696,441	-14.2%
Net Operating Revenue	1,855,773	2,258,384	-17.8%	3,621,702	4,477,586	-19.1%
Cost of Electric Power	(1,246,792)	(1,731,430)	-28.0%	(2,424,146)	(3,355,386)	-27.8%
Operating Costs & Expenses	(456,615)	(485,761)	-6.0%	(880,551)	(849,513)	3.7%
EBIT	152,365	41,193	269.9%	317,006	272,687	16.3%
EBITDA (IFRS)(1)	205,604	97,231	111.5%	422,615	382,240	10.6%
Financial Income (Expense)	23,957	15,681	-	25,320	(59,360)	-142.7%
Income Before Taxes	176,323	56,874	210.0%	342,326	213,326	60.5%
Net Income (IFRS)	113,545	39,636	186.5%	217,840	137,685	58.2%

CPFL PIRATININGA
	2Q16	2Q15	Var.	1H16	1H15	Var.
Gross Operating Revenue	1,393,470	1,852,107	-24.8%	2,960,956	3,400,690	-12.9%
Net Operating Revenue	752,113	970,711	-22.5%	1,535,339	1,968,569	-22.0%
Cost of Electric Power	(537,274)	(752,896)	-28.6%	(1,059,256)	(1,487,205)	-28.8%
Operating Costs & Expenses	(175,763)	(176,327)	-0.3%	(326,723)	(322,744)	1.2%
EBIT	39,077	41,489	-5.8%	149,361	158,620	-5.8%
EBITDA (IFRS)(1)	62,137	66,618	-6.7%	195,293	206,705	-5.5%
Financial Income (Expense)	7,049	12,131	-41.9%	6,939	(27,173)	-
Income Before Taxes	46,126	53,620	-14.0%	156,300	131,447	18.9%
Net Income (IFRS)	29,044	37,487	-22.5%	97,427	86,031	13.2%

RGE
	2Q16	2Q15	Var.	1H16	1H15	Var.
Gross Operating Revenue	1,193,685	1,495,967	-20.2%	2,477,721	2,856,751	-13.3%
Net Operating Revenue	684,352	841,011	-18.6%	1,368,089	1,789,480	-23.5%
Cost of Electric Power	(421,700)	(602,617)	-30.0%	(835,026)	(1,294,074)	-35.5%
Operating Costs & Expenses	(219,299)	(202,425)	8.3%	(419,372)	(377,165)	11.2%
EBIT	43,352	35,969	20.5%	113,691	118,242	-3.8%
EBITDA (IFRS)(1)	81,495	69,372	17.5%	189,595	184,569	2.7%
Financial Income (Expense)	(26,339)	(5,191)	-	(20,614)	(40,841)	-49.5%
Income Before Taxes	17,014	30,777	-44.7%	93,077	77,401	20.3%
Net Income (IFRS)	10,239	23,409	-56.3%	59,388	52,757	12.6%

CPFL SANTA CRUZ
	2Q16	2Q15	Var.	1H16	1H15	Var.
Gross Operating Revenue	148,871	198,159	-24.9%	304,121	359,889	-15.5%
Net Operating Revenue	91,532	112,314	-18.5%	179,625	219,684	-18.2%
Cost of Electric Power	(53,166)	(81,496)	-34.8%	(100,746)	(151,623)	-33.6%
Operating Costs & Expenses	(30,060)	(23,289)	29.1%	(56,001)	(43,497)	28.7%
EBIT	8,305	7,529	10.3%	22,878	24,564	-6.9%
EBITDA (IFRS)(1)	12,935	11,119	16.3%	32,081	31,684	1.3%
Financial Income (Expense)	(1,369)	2,896	-147.3%	(5,666)	2,129	-366.1%
Income Before Taxes	6,936	10,425	-33.5%	17,213	26,693	-35.5%
Net Income (IFRS)	5,955	7,753	-23.2%	12,469	18,102	-31.1%

Notes:

(1)     EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization;

Página 68 de 71

Summary of Income Statement by Distribution Company (R$ Thousands)

CPFL LESTE PAULISTA
	2Q16	2Q15	Var.	1H16	1H15	Var.
Gross Operating Revenue	43,938	52,292	-16.0%	87,602	94,508	-7.3%
Net Operating Revenue	28,276	28,670	-1.4%	53,973	57,376	-5.9%
Cost of Electric Power	(14,086)	(17,058)	-17.4%	(27,670)	(34,123)	-18.9%
Operating Costs & Expenses	(9,305)	(9,244)	0.7%	(18,153)	(15,308)	18.6%
EBIT	4,884	2,368	106.2%	8,150	7,945	2.6%
EBITDA (IFRS)(1)	6,609	3,799	74.0%	11,585	10,803	7.2%
Financial Income (Expense)	(894)	601	-248.7%	(3,019)	(296)	-
Income Before Taxes	3,990	2,970	34.3%	5,130	7,649	-32.9%
Net Income (IFRS)	3,133	1,830	71.2%	3,819	4,778	-20.1%

CPFL SUL PAULISTA
	2Q16	2Q15	Var.	1H16	1H15	Var.
Gross Operating Revenue	59,377	72,523	-18.1%	122,619	130,871	-6.3%
Net Operating Revenue	36,737	37,020	-0.8%	73,516	75,162	-2.2%
Cost of Electric Power	(19,514)	(23,085)	-15.5%	(39,304)	(44,898)	-12.5%
Operating Costs & Expenses	(12,836)	(10,546)	21.7%	(24,700)	(19,762)	25.0%
EBIT	4,386	3,390	29.4%	9,513	10,502	-9.4%
EBITDA (IFRS)(1)	6,691	4,838	38.3%	14,110	13,371	5.5%
Financial Income (Expense)	(1,180)	1,183	-199.8%	(3,268)	151	-
Income Before Taxes	3,206	4,572	-29.9%	6,245	10,653	-41.4%
Net Income (IFRS)	2,140	2,918	-26.7%	4,066	6,826	-40.4%

CPFL JAGUARI
	2Q16	2Q15	Var.	1H16	1H15	Var.
Gross Operating Revenue	59,784	76,145	-21.5%	125,362	136,238	-8.0%
Net Operating Revenue	34,147	35,023	-2.5%	69,538	72,777	-4.5%
Cost of Electric Power	(22,862)	(28,462)	-19.7%	(45,179)	(56,093)	-19.5%
Operating Costs & Expenses	(6,864)	(4,735)	45.0%	(12,869)	(12,257)	5.0%
EBIT	4,421	1,825	142.2%	11,491	4,427	159.6%
EBITDA (IFRS)(1)	5,542	2,708	104.7%	13,727	6,176	122.3%
Financial Income (Expense)	(938)	708	-232.5%	(2,110)	(2,618)	-19.4%
Income Before Taxes	3,483	2,534	-	9,381	1,809	418.7%
Net Income (IFRS)	2,111	1,530	-	5,857	892	556.8%

CPFL MOCOCA
	2Q16	2Q15	Var.	1H16	1H15	Var.
Gross Operating Revenue	32,019	38,124	-16.0%	66,538	69,622	-4.4%
Net Operating Revenue	20,113	20,422	-1.5%	40,764	41,366	-1.5%
Cost of Electric Power	(10,094)	(11,750)	-14.1%	(19,631)	(22,990)	-14.6%
Operating Costs & Expenses	(6,134)	(6,513)	-5.8%	(13,061)	(11,940)	9.4%
EBIT	3,886	2,159	80.0%	8,072	6,436	25.4%
EBITDA (IFRS)(1)	5,212	3,087	68.8%	10,706	8,149	31.4%
Financial Income (Expense)	(809)	401	-301.6%	(2,481)	(1,083)	129.2%
Income Before Taxes	3,076	2,560	20.2%	5,592	5,354	4.4%
Net Income (IFRS)	2,325	1,616	43.8%	3,938	3,390	16.2%

Notes:

(1)     EBITDA (IFRS) is calculated from the sum of net income, taxes, financial result and depreciation/amortization;

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11.13) Sales within the Concession Area by Distributor (In GWh)

CPFL Paulista
	2Q16	2Q15	Var.	1H16	1H15	Var.
Residential	2,221	2,126	4.5%	4,581	4,607	-0.6%
Industrial	2,673	2,835	-5.7%	5,219	5,566	-6.2%
Commercial	1,371	1,371	0.0%	2,846	2,933	-3.0%
Others	1,024	990	3.4%	2,018	2,013	0.2%
Total	7,288	7,322	-0.5%	14,664	15,119	-3.0%

CPFL Piratininga
	2Q16	2Q15	Var.	1H16	1H15	Var.
Residential	943	937	0.6%	1,985	2,060	-3.6%
Industrial	1,579	1,911	-17.4%	3,179	3,819	-16.7%
Commercial	611	586	4.2%	1,250	1,254	-0.2%
Others	280	274	2.0%	559	558	0.2%
Total	3,412	3,709	-8.0%	6,974	7,690	-9.3%

RGE
	2Q16	2Q15	Var.	1H16	1H15	Var.
Residential	649	594	9.2%	1,313	1,257	4.5%
Industrial	841	865	-2.8%	1,604	1,701	-5.7%
Commercial	350	353	-0.8%	727	753	-3.3%
Others	693	670	3.5%	1,417	1,369	3.5%
Total	2,532	2,482	2.1%	5,062	5,079	-0.3%

CPFL Santa Cruz
	2Q16	2Q15	Var.	1H16	1H15	Var.
Residential	88	84	4.8%	182	180	0.9%
Industrial	51	56	-8.2%	106	114	-7.0%
Commercial	40	39	0.5%	83	86	-3.2%
Others	89	84	6.1%	174	173	0.2%
Total	268	263	1.8%	544	553	-1.6%

CPFL Jaguari
	2Q16	2Q15	Var.	1H16	1H15	Var.
Residential	22	21	5.2%	45	45	0.4%
Industrial	95	93	2.1%	194	192	0.9%
Commercial	13	12	5.4%	26	26	-0.3%
Others	10	9	4.3%	19	19	1.8%
Total	140	136	3.1%	284	282	0.8%

CPFL Mococa
	2Q16	2Q15	Var.	1H16	1H15	Var.
Residential	19	18	4.0%	38	38	0.6%
Industrial	16	15	6.0%	32	31	3.2%
Commercial	7	8	-1.7%	16	16	-4.2%
Others	15	14	8.6%	29	29	1.6%
Total	57	55	4.9%	115	114	0.9%

CPFL Leste Paulista
	2Q16	2Q15	Var.	1H16	1H15	Var.
Residential	25	24	2.8%	50	50	0.0%
Industrial	21	19	6.7%	41	38	8.6%
Commercial	11	11	-2.5%	23	23	-1.7%
Others	28	25	12.7%	50	49	1.6%
Total	84	79	6.2%	164	161	2.3%

CPFL Sul Paulista
	2Q16	2Q15	Var.	1H16	1H15	Var.
Residential	36	35	2.9%	73	73	-0.1%
Industrial	47	74	-36.3%	94	157	-40.2%
Commercial	14	14	0.5%	29	30	-3.5%
Others	23	23	2.2%	46	46	-0.6%
Total	120	145	-17.2%	242	306	-21.0%

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11.14) Sales to the Captive Market by Distributor (in GWh)

CPFL Paulista
	2Q16	2Q15	Var.	1H16	1H15	Var.
Residential	2,221	2,126	4.5%	4,581	4,607	-0.6%
Industrial	858	960	-10.7%	1,742	1,940	-10.2%
Commercial	1,221	1,232	-0.9%	2,547	2,648	-3.8%
Others	990	958	3.3%	1,951	1,947	0.2%
Total	5,290	5,276	0.3%	10,821	11,142	-2.9%

CPFL Piratininga
	2Q16	2Q15	Var.	1H16	1H15	Var.
Residential	943	937	0.6%	1,985	2,060	-3.6%
Industrial	460	522	-11.9%	922	1,057	-12.8%
Commercial	542	521	4.0%	1,111	1,117	-0.5%
Others	267	262	1.9%	535	534	0.3%
Total	2,211	2,242	-1.4%	4,554	4,768	-4.5%

RGE
	2Q16	2Q15	Var.	1H16	1H15	Var.
Residential	649	594	9.2%	1,313	1,257	4.5%
Industrial	362	383	-5.7%	711	774	-8.2%
Commercial	330	331	-0.2%	690	708	-2.6%
Others	693	670	3.5%	1,417	1,369	3.5%
Total	2,033	1,978	2.8%	4,131	4,108	0.6%

CPFL Santa Cruz
	2Q16	2Q15	Var.	1H16	1H15	Var.
Residential	88	84	4.8%	182	180	0.9%
Industrial	38	44	-14.1%	81	91	-11.0%
Commercial	39	39	0.3%	83	86	-3.3%
Others	89	84	6.1%	174	173	0.2%
Total	255	252	1.2%	519	530	-2.0%

CPFL Jaguari
	2Q16	2Q15	Var.	1H16	1H15	Var.
Residential	22	21	5.2%	45	45	0.4%
Industrial	71	78	-9.7%	142	158	-9.9%
Commercial	13	12	5.4%	26	26	-0.3%
Others	10	9	4.3%	19	19	1.8%
Total	115	121	-4.5%	233	248	-6.1%

CPFL Mococa
	2Q16	2Q15	Var.	1H16	1H15	Var.
Residential	19	18	4.0%	38	38	0.6%
Industrial	9	9	5.2%	17	18	-2.4%
Commercial	7	8	-1.7%	16	16	-4.2%
Others	15	14	8.6%	29	29	1.6%
Total	50	48	4.6%	100	101	-0.4%

CPFL Leste Paulista
	2Q16	2Q15	Var.	1H16	1H15	Var.
Residential	25	24	2.8%	50	50	0.0%
Industrial	7	7	-3.1%	14	14	-4.8%
Commercial	11	11	-2.5%	23	23	-1.7%
Others	28	25	12.7%	50	49	1.6%
Total	70	67	5.0%	136	137	-0.2%

CPFL Sul Paulista
	2Q16	2Q15	Var.	1H16	1H15	Var.
Residential	36	35	2.9%	73	73	-0.1%
Industrial	24	24	2.2%	48	48	-0.5%
Commercial	14	14	0.5%	29	30	-3.5%
Others	23	23	2.2%	46	46	-0.6%
Total	98	95	2.2%	197	198	-0.8%

Página 71 de 71

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 12, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.